UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT ON FORM 1-K PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2023

ONCOLYZE, INC.

(Exact name of registrant as specified in its charter)

Commission File No.  024-11890

Delaware	42-2994859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

845 UN Plaza, 61b, New York	10017
(Address of principal executive offices)	(Zip Code)

917-670-5933
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Oncolyze,” “we,” “us” or “the company” refers to Oncolyze, Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Overview

Oncolyze, Inc. was incorporated in 2011 as a Delaware corporation, to license and commercialize an innovative patented biotechnology and its resultant drug candidates developed at the State University of New York/Downstate Medical Center, by Dr. Matthew Pincus. Oncolyze, Inc., headquartered in New York, is a preclinical stage biotechnology company focused on developing a new drug known as OM-301 for the treatment of acute myelogenous leukemia (AML), multiple myeloma (MM), colon cancer and other hematologic and solid cancers. OM-301 has a novel and unique mechanism of action, causing the formation of pores (holes) on the surface of cancer cells. Instead of killing cancer cells by inducing apoptosis (programmed cell death) as most existing anti-cancer medicines, studies have shown that OM-301 kills cancer cells by a rapid mechanism known as “poptosis” (cell bursting).

Cancer is a very difficult disease to treat primarily due to the presence of treatment-resistant cancer stem cells, which cause cancer progression, metastasis, and reduced survival. Cancer stem cells are different from pluripotent stem cells but are also different from other cancer cells. Cancer stem cells have several properties responsible for treatment-resistance including:1

•	Self-renewal (Self-renewal is the key biological process where, upon cell division, a stem cell produces daughter cells that retain the capacity for self-renewal, ensuring that the stem cell population is maintained or expanded for long-term growth)

•	Relative quiescence (exit cell cycle, remain dormant until restarting cell proliferation)

•	Resistance to apoptosis (programmed cell death) and escaping immune response

•	Increased drug efflux (ability to pump out anti-cancer medicines)

•	Increased DNA repair systems

Our Products

An Unmet Medical Need

Cancer stem cells’ inherent properties make them a very difficult target to kill. Hypothetically, a potential cancer cure will require the killing of cancer stem cells. Conventional anti-cancer treatments such as chemotherapy and targeted therapies, which kill cancer cells in the primary tumor, fail to kill dormant or resistant cancer cells (considered cancer stem cells). Often, cancer patients will relapse after treatment with existing anti-cancer therapies. Once treatment is completed, the remaining cancer stem cells which have survived therapy restart uncontrolled cell proliferation (self-renewal) and tumor progression. Oncolyze’s mission is to develop an anti-cancer treatment which will overcome tumor resistance by killing both cancer cells and cancer stem cells. Oncolyze’s lead drug candidate, OM-301 targets cancer cells and cancer stem cells.2

1 M. Stahl, T. K. Kim and A. M. Zeidan, “Update on acute myeloid leukemia stem cells: New discoveries and therapeutic opportunities,” World Journal of Stem Cells, vol. 8, no. 10, pp. 316-331, 2016 (World Journal of Stem Cells).

2 A. Thadi, W. F. Morano, M. Khalili, B. D. Babcock, M. F. Shaikh, D. S. Foster, Y. Piazza, E. M. Gleeson, E. Goldstein, L. Steele, P. M. Campbell, B. Lin, M. R. Pincus and W. B. Bowne, “Molecular Targeting of H/MDM-2 Oncoprotein in Human Colon Cancer Cells and Stem-like Colonic Epithelial-derived Progenitor Cells,” Anticancer Research, vol. 41, pp. 27-42, 2021 (Anticancer Research); H. Wang, D. Zhao, L. X. Nguyen, H. Wu, L. Li, D. Dong, E. Troadec, Y. Zhu, D. H. Hoang, A. S. Stein, M. Al Malki, I. Aldoss, A. Lin, L. Y. Ghoda, T. McDonald, F. Pichiorri, N. Carlesso, Y. H. Kuo, B. Zhang, J. Jin and G. Marcucci, “Targeting Cell Membrane HDM2: A Novel Therapeutic Approach for Acute Myeloid Leukemia,” Leukemia, vol. 34, no. 1, pp. 75-86, 2020 (Leukemia).

In normal cells, the “human double minute-binding protein-2” (HDM2) is an intracellular protein, which is not found on the cell surface. In contrast, HDM2 is abundantly present on the external cell surface of over 30 different types of cancers including both hematologic (blood) malignancies and solid tumors.3 In these tumors, both cancer and cancer stem cells show high levels of HDM2 on their cell surfaces. The highly ubiquitous presence of cell surface HDM2 among multiple types of cancers, along with its almost complete absence on normal cells’ external membranes, makes HDM2 a potentially ideal target to treat a broad range of cancers with relatively high selectivity.

Using an experimental AML PDX (Patient Derived Xenograft) direct human transplantation cancer model, Oncolyze has demonstrated that OM-301 not only kills cancer cells, but also kills cancer stem cells.4

Treatment with 40 mg/Kg OM-301 significantly reduced the number of cancer stem cells, improving survival of treated animals (shown in red) relative to untreated animals (blue, vehicle only). Further elaboration of this data is shown in sections below.

Oncolyze is planning to build high-value, breakthrough medical treatments that are based on the premise that its lead drug candidate, OM-301, selectively destroys cancer cells and cancer stem cells (3, 4), while sparing normal cells. This concept has been tested in numerous preclinical models with success, and OM-301 has killed multiple cancer cell lines in vitro and in vivo via this mechanism. This includes preclinical studies in solid tumors (such as colon, melanoma, pancreatic, lung, ovarian and breast cancer as well as colon cancer stem cells)56 and hematologic cancers including primary human AML cells and AML stem cells.7 As expected, because normal cells have barely detectable cell surface HDM2, OM-301 appears to have no or little effect on normal cell lines that have been studied thus far and has shown little, if any, off-target toxicity.

Market - Cancer Overview

Global cancer rates continue to soar. Worldwide, cancer afflicted more than 17 million new patients in 2018, with over 9 million deaths according to the latest available statistics from Globocan. By 2050, the World Health Organization projects 27 million new cancer patients annually due to a growing and aging population. Based on these incidence rates, IQVIA estimated a $130 billion global cancer therapy market in 2018, which is expected to grow to $200 billion by 2022 and $270 billion by 2025.8 There are huge unmet needs in vast segments of this market.

3 Anticancer Research; Leukemia; TD2, “FACS Analysis to Determine Extracellular Expression of HDM2 against a Panel of Human Tumor Cell Lines,” Translational Drug Development, Inc., 2015 (Translational Drug Development, Inc.); Downstate Medical Center Research Laboratories, Data on File; K. Davitt, B. D. Babcock, M. Fenelus, C. K. Poon, A. Sarkar, V. Trivigno, P. A. Zolkind, S. M. Matthew, N. Grin’kina, Z. Orynbayeva, M. F. Shaikh, V. Adler, J. Michl, E. Sarafraz-Yazdi, M. R. Pincus and W. B. Bowne, “The Anti-Cancer Peptide, PNC-27, Induces Tumor Cell Necrosis of a Poorly Differentiated Non-Solid Tissue Human Leukemia Cell Line that Depends on Expression of HDM-2 in the Plasma Membrane of These Cells,” Annals of Clinical & Laboratory Science, vol. 44, no. 3, pp. 109-116, 2014 (Annals of Clinical & Laboratory Science 2014); E. Sarafraz-Yazdi, W. B. Bowne, V. Adler, K. A. Sookraj, V. Wu, V. Shteyler, H. Patel, W. Oxbury, P. Brandt-Rauf, M. E. Zenilman, J. Michl and M. R. Pincus, “Anticancer peptide PNC-27 adopts an HDM-2-binding conformation and kills cancer cells by binding to HDM-2 in their membranes,” PNAS, vol. 107, no. 5, pp. 1918-1923, 2010 (PNAS 2010).

4 Leukemia

5 Anticancer Research; Leukemia; Translational Drug Development, Inc.; Downstate Medical Center Research Laboratories, Data on File; Annals of Clinical & Laboratory Science 2014; PNAS; . E. Sarafraz-Yazdi, C. Gorelick, A. R. Wagreich, G. Salame, M. Angert, C. H. Gartman, V. Gupta, W. B. Bowne, Y. C. Lee, O. Abulafia, M. R. Pincus and J. Michl, “Ex vivo Evidence for the Efficacy of Anti-cancer Drug PNC-27 in the Treatment of Epithelial Ovarian Cancer,” Annals of Clinical & Laboratory Science, vol. 45, no. 6, pp. 565-573, 2015 (Annals of Clinical & Laboratory Science 2015).

6 Anticancer Research; Leukemia; Translational Drug Development, Inc.; Downstate Medical Center Research Laboratories, Data on File; Annals of Clinical & Laboratory Science 2014; PNAS; . E. Sarafraz-Yazdi, C. Gorelick, A. R. Wagreich, G. Salame, M. Angert, C. H. Gartman, V. Gupta, W. B. Bowne, Y. C. Lee, O. Abulafia, M. R. Pincus and J. Michl, “Ex vivo Evidence for the Efficacy of Anti-cancer Drug PNC-27 in the Treatment of Epithelial Ovarian Cancer,” Annals of Clinical & Laboratory Science, vol. 45, no. 6, pp. 565-573, 2015 (Annals of Clinical & Laboratory Science 2015).

7 Leukemia; Annals of Clinical & Laboratory Science 2014.

8 “Global Oncology Trends 2021,” IQVIA, 3 June 2021. [Online]. Available: www.iqvia.com/insights/the-iqvia-institute/reports/global-oncology-trends-2021. [Accessed 1 November 2021] (IQVIA).

Despite the advent of novel targeted therapies in recent years, cancer is still one of the leading causes of mortality worldwide. Many cancers remain resistant to currently approved therapies, and there are huge unmet needs in vast segments of this market, both for blood cancers (such as leukemia and multiple myeloma) and for solid tumor cancers (such as colon, ovarian and osteosarcoma cancers). There are a host of reasons why curing cancer remains an elusive goal. Three important reasons, however, are a) the lack of a specific target for medications, b) the resistance of cancer stem cells to therapy, and c) the ability of cancer cells to evade the patient’s immune system.

Oncolyze’s lead drug candidate “the Icepick Drug” cancer cell and cancer stem cell killer, has a novel, unique and highly selective mechanism of action which is expected to 1) recognize a specific target on cancer cells, 2) kill resistant cancer stem cells and 3) stimulate an anti-cancer immune response.

The Challenge of Identifying a Specific Target in Cancer Cells - Although there are many potential targets for anti-cancer medications, most of these targets (such as cell surface proteins or intracellular pathways) are present both in cancer cells and in normal cells. Hence, when a drug is designed to attack a particular target, even the most ‘specific’ drugs are well-known to cause what is termed ‘off-target’ toxicity; that is, the drug attacks both cancer cells and normal cells. 9 Although hopefully the attack on the cancer cells is stronger, this phenomenon of off-target toxicity is quite limiting. Our drug, OM-301, is targeted to a protein (HDM2) that is highly expressed and easily detectable on the surface of over 30 cancer cell types (including both hematologic cancers such as leukemia and solid tumors such as colon cancer) studied to date. In contrast, HDM2 is barely detectable, if at all, on the surface of normal cells; therefore, the drug kills cancer cells while leaving normal cells unharmed. Once OM-301 attaches to the cancer cell surface, it acts as “an icepick” causing holes (pores) to form in the cancer cell membrane, causing the cancer cell to swell and burst, rapidly killing the cancer cell by this novel and unique mechanism of action. Furthermore, as discussed further below, targeting HDM2 on the cancer cell surface with OM-301 appears to be at least in part mutation agnostic, killing all cancer cells regardless of what mutations are present. This is important as the clonal mutations that arise in many types of cancers render them more difficult to treat. For example, patients who are p53 mutated or null tend to be more refractory to treatment in general.10

Oncolyze’s lead drug candidate, OM-301, Kills Cancer Stem Cells - The second important factor for cancer treatment is the existence of “cancer stem cells”. Cancer stem cells are progenitor cells that give rise to cancers, and they are often quite resistant to existing treatments that cause a type of programmed cell death called apoptosis. Currently, we are not aware of any approved anticancer drugs that effectively kill cancer stem cells. The difficulty in inducing apoptosis in cancer stem cells, is in part because these cells are only partially differentiated, and do not have a developed apoptotic pathway.11 Furthermore, cancer stem cells are rich in pumps that kick out anti-cancer medicines, rendering them highly refractory to anti-cancer therapies. Cancer patients’ relapse often occurs after treatment because even though a treatment may eradicate most of the cancer, the cancer stem cells are able to evade the treatment and cause a recurrence. OM-301 has been shown to get through the defenses of cancer stem cells. Preclinical research by leading leukemia researchers at City of Hope Medical Center has shown that OM-301 effectively targets cancer stem cells in leukemia. 12 We have further evidence that OM-301 can target cancer stem cells in colon cancer.13 The ability to specifically target cancer stem cells while sparing normal cell division activity is considered a “holy grail” amongst cancer treatment specialists.

OM-301 Is Expected to Stimulate the Anti-Cancer Immune Response - The third factor for cancer treatment is the phenomenon of cancers escaping the body’s own immune response. Normally, the body’s immune system recognizes the presence of aberrant substances (like viruses and bacteria) and responds to contain them and render them harmless. However, the body often does not recognize an abnormal cell such as a cancer cell because cancers both “cloak” themselves to become invisible to the immune system, and cause immunosuppression, allowing them to grow unchecked by the body’s natural defense mechanism. Most of the medications used to treat cancer cause the cancer cells to undergo apoptosis—a genetically programmed mechanism of cell death where the cell slowly undergoes a series of processes to cause the cell to die over several days. Apoptosis does not allow the cancer cell antigens to become unmasked and initiate an anticancer immune response. Necroptosis (a second type of programmed cell death) does allow the cancer cell antigens to become unmasked and initiate the patient’s own anti-tumor immunity. ‘OM-301 kills cancer cells via the mechanism of cell lysis/necrosis (necrobiosis), which we have termed “poptosis” because the cells literally burst, or pop, similar to necroptosis; as a result, the cancer cells’ antigens will become unmasked and exposed to the immune system. As such, not only do we expect OM-301 to have primary efficacy, but we expect to potentially see the recruitment of the patients’ own immune system as a secondary beneficial anticancer effect—a kind of personalized medicine.

9 S. Liu and R. Kurzrock, “Toxicity of targeted therapy: Implications for response and impact of genetic polymorphisms,” Cancer Treatment Reviews, vol. 40, no. 7, pp. 883-891, 2014.

10 Y. Huang, N. Liu, J. Liu, Y. Liu, C. Zhang, S. Long, G. Luo, L. Zhang and Y. Zhang, “Mutant p53 drives cancer chemotherapy resistance due to loss of function on activating transcription of PUMA,” Cell Cycle, vol. 18, no. 24, pp. 3442-3455, 2019.

11 World Journal of Stem Cells

12 Leukemia

13 Anticancer Research

OM-301 Targets AML and MM as Lead Anti-cancer Indications

Acute Myeloid Leukemia (AML)

Despite the approval of eight drugs over the past several years, AML has only a 25% overall five-year survival rate, and there remains an enormous unmet medical need for effective treatments.14 Patients with AML and other hematologic cancers are very difficult to treat without bone marrow transplants (a risky procedure with relatively high mortality rate), as the presence of treatment resistant cancer stem cells cause cancer progression, metastasis and reduced survival. We have developed a strong preclinical research program in AML, which has generated sufficient data to allow us to choose this indication as our first clinical trial target. As discussed below, research has shown that OM-301 is effective against leukemic stem cells (a type of cancer stem cell present in patients suffering from leukemia). Even when using a still non-optimized OM-301 dosing regimen, the treatment resulted in almost doubling survival of treated animals (early proof of concept study).

Multiple Myeloma

The five-year survival rate for multiple myeloma, another hematologic cancer, is about 50%.15 The benefit of the recent advances in MM therapy is less evident in patients with genetically defined high-risk features. Hence, new therapeutic interventions directed toward this group of patients are urgently needed and again, there remains an enormous unmet medical need for effective treatments. Working with our research collaborators at the City of Hope Medical Center, we are developing OM-301 to treat multiple myeloma as a second indication to closely follow on our first clinical trial targeting AML. As discussed below, research has shown that OM-301 is effective against multiple myeloma, prolonging survival in an early proof of concept study even with a non-optimized dosing regimen.

Colorectal/Solid Tumor

Colorectal cancer is the third most common cause of cancer and cancer-related deaths worldwide. In patients with metastatic, unresectable disease, systemic therapy is the standard of care. However, the majority of patients with advanced disease become refractory to treatment and develop disease progression despite first-line therapy, becoming potential candidates for second-line systemic therapy. Mutations in cancer stem cells and their self-renewal properties make them a root cause of systemic disease. The five-year survival rate for colon cancer is around 65%.16 As discussed below, data from our collaborating group at Thomas Jefferson University demonstrated the effect of OM-301 on colon cancer cells, colon cancer stem cells, and an in vivo model of peritoneal carcinomatosis.

Other Tumor Types

We have in vivo data as well showing the effect of OM-301 in ovarian cancer and osteosarcoma, as discussed below. In summary, the preclinical in vitro and in vivo data developed at major medical centers support the thesis that OM-301 can target multiple different types of cancers. It does so by specifically engaging a cell-surface target found on cancer cells and killing cancer stem cells along with the more ‘mature’ population of cancer cells by the unique mechanism of lysis/necrosis.

Technology

In mammals, an intracellular protein called HDM2 is important for regulation of normal cell growth. It has been discovered that many cancer cells also have a high concentration of a type (isoform) of HDM2 on their surface, unlike normal cells, where it is barely, if at all, detectable. The unique expression of this extracellular HDM2 isoform on malignant cells makes an excellent “target” for an anticancer therapeutic agent. Therefore, any anticancer entity that was attached, or “tagged” to a molecule that binds to HDM2 on the malignant cell surface, would be delivered directly to the tumor.17

Oncolyze’s lead drug candidate, OM-301 is a “designer” 32-amino acid fusion peptide, comprised of an amphipathic (soluble both in lipid and water) leader sequence attached to an HDM2-binding segment.

14 American Cancer Society, “Cancer Facts & Figures 2021,” American Cancer Society, 2021.

15 American Cancer Society, 2021.

16 16 National Cancer Institute, “Cancer Stat Facts: Colorectal Cancer,” [Online]. [Accessed 1 November 2021].

17 Anticancer Research

Space-filling representation of the three-dimensional structure of the anti-cancer peptide, OM-301, showing the amphipathic nature of the molecule. The green domains show the hydrophobic (soluble in lipids but not water) face of the peptide while the red and blue show the positions of hydrophilic (soluble in water but not lipids) polar negatively and positive charged amino acid residues, respectively on the opposite face of the molecule. The positively and negatively charged residues are seen further to be separated from one another. OM-301 attached to a membrane-penetrating peptide on its carboxyl terminal end is cytotoxic to cancer and cancer stem cells, but not normal cells. It forms transmembrane pores in the cancer cell membrane. Once bound to mHDM2, OM-301 adopts a strongly amphipathic helix–loop–helix (HLH) structure, resulting in transmembrane pore formation (i.e., poration) and cell death via necrobiosis.18

After the HDM2 binding portion attaches to the external cell membrane HDM2 target, the amphipathic sequence porates the cell membrane via a simple physicochemical mechanism. Hence, upon binding, the cancer cells are destroyed by the creation of holes or pores in the cells causing the cancer cells to burst via osmotic lysis and die by lysis/necrosis (cell death by disruption of the cell membrane causing the inner contents of the cancer cell to leak out rapidly, almost akin to the mechanism of action of certain antibiotics such as penicillin). The therapeutic index is expected to be high.

Regulatory Pathway in AML

Rationale for AML

There is a clear unmet medical need in AML, with about 20,000 cases/year in the U.S. alone. Treated patients have a high recurrence rate and only a 25% five-year survival. Current AML treatments decrease peripheral blood counts of leukemic cells but in many circumstances reduce but do not eliminate the leukemic stem cell (LSC) population. Leukemic stem cells are a type of cancer stem cells present in patients suffering from AML. There is compelling pre-clinical data from both PDX (Patient Derived Xenograft) and syngeneic animal models19 that suggest OM-301 targets AML blasts and leukemic stem cells (LSCs). The ‘Holy Grail’ of AML treatment is to treat the cancer forming LSCs. We believe there is a short, relatively low-cost path to proof of concept with a potential early signal of efficacy in the first clinical trial. A positive Phase 1/2a trial would also facilitate consideration of an early clinical trial in the pediatric leukemia population.

18 R. Rosal, M. R. Pincus, P. W. Brandt-Rauf, R. L. Fine, J. Michl and H. Wang, “NMR Solution Structure of a Peptide from mdm-2 Binding Domain of the p53 protein that Is Selectively Cytotoxic to Cancer Cells,” Biochemistry, vol. 43, pp. 1854-1861, 2004.

19 Leukemia

Orphan Designation

We have chosen AML as our lead indication because of our compelling preclinical data and because AML is an orphan indication.20 Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing the product will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Recently approved therapeutics for AML have benefited from straightforward, accelerated or shortened regulatory pathways requiring a single pivotal trial. We have recently obtained FDA orphan drug designation of OM-301.

Chemistry, Manufacturing and Controls (CMC)

Manufacturing of a peptide of this length is a relatively straightforward process, using what is called the “FMOC” technique of building an amino-acid chain with a given sequence and length. We believe OM-301 will be neither difficult nor expensive to manufacture at the current batch size and should be easily expandable to commercial scale. As a first step to reaching regulatory approval, we selected CSBio (California) as the GMP manufacturer and undertook a campaign to manufacture enough drug substance (DS) for preclinical work. Catalent, located in North Carolina, was selected as the formulation provider for drug product (DP); an appropriate formulation (mannitol/acetate buffer) was determined, and stability testing performed. Oncolyze submitted a pre-IND package to the FDA in 2015, which included a full CMC package. The FDA granted a written response, which we consider to be outstanding: the FDA expressed no questions or concerns regarding the CMC.

Our mission is to complete the remaining preclinical studies needed to reach approval of an investigational new drug application (IND) and move forward with clinical trials. We are planning for another Type B pre-IND meeting with the FDA to review our IND-enabling toxicology and clinical trial plans.

Research and Development

Pharmacology, Toxicology, and Translational Research

There are numerous preclinical studies evaluating the mechanism of action, efficacy and safety of OM-301, in both hematologic and solid cancers. This supporting data speaks to the potentially broad applicability of OM-301 in multiple different types of cancers, with strong efficacy and a good safety profile.

Pharmacology

The in vitro supportive data for OM-301 falls into three stages:

•	Target Identification: Is the target present on the cell surface of cancer cells? This has been performed utilizing techniques including flow cytometry, confocal microscopy with fluorescent antibodies, and Western blot. The presence of HDM2 on the surface of cancer cells has been confirmed in over 30 types of solid and hematologic cancers including A2058 human melanoma, MIAPACA human pancreatic, MDA-MB-468 human triple negative breast, MDA-MB-157 human breast, MCF7 human breast adenocarcinoma, A549 human lung adenocarcinoma, SW1417 human colon adenocarcinoma, SW1222 human colon cancer stem cells, OVCAR3 human ovarian carcinoma and primary human ovarian cancer cells, SJSA-1 human osteosarcoma, B16-F1 mouse melanoma, B16-F10 mouse melanoma, DU-145 human prostate, K562 chronic myelogenous leukemia acute myeloid leukemia, and primary human acute myeloid leukemia stem cells, OCIAML3 acute myeloid leukemia, NB4 acute myeloid leukemia, Nomo-1 acute myeloid leukemia, MV4-11 acute myeloid leukemia, Molm-13 acute myeloid leukemia, UT7 acute myeloid leukemia, THP1 monocytic leukemia, U937 histiocytic lymphoma, and HL60 promyelocytic leukemia.

•	Co-localization: Does OM-301 engage the target? Co-localization of OM-301-target conjugate on the external cell membrane, showing that OM-301 engages the target, has been performed on multiple solid and hematologic cancer lines utilizing techniques including confocal microscopy and electron microscopy.

•	OM-301 Effectiveness: Does OM-301 kill the cancer cell after being administered? The demonstration of effect of OM-301 on the cancer cell lines where the target has been identified has been performed by in vitro techniques including LDH release and cell viability assays. The cell lines tested to date include human AML and leukemic stem cells, multiple other AML cell lines, eight multiple myeloma cell lines including p53 mutated and null lines, K562 human CML (p53 null), Miapaca2 human pancreatic adenocarcinoma, DU145 human prostate cancer, E49 rat brain angiosarcoma, A2054 human melanoma, SW1417 human colon adenocarcinoma, HeLa human cervical squamous cell cancer, A549 human lung adenocarcinoma, H12992 human non-small cell lung cancer (p53 null), MCF-7 human breast adenocarcinoma, MDA-MD-468 human breast cancer triple negative, MDA-MB-157 human breast epithelial cancer (p53 null), SJSA1 human osteosarcoma, SAOS2 human osteosarcoma (p53 null), primary human ovarian cancer, Ovca3 human ovarian cancer, and SW1222 human colon adenocarcinoma stem cells.[21]

20 US FDA, “Search Orphan Drug Designations and Approvals,” US FDA. [Online]. [Accessed 1 November 2021].

21 Anticancer Research; Leukemia; PNAS 2010; Annals of Clinical & Laboratory Science 2015; W. B. Bowne, K. A. Sookraj, M. Vishnevetsky, V. Adler, E. Sarafraz-Yazdi, S. Lou, J. Koenke, V. Shteyler, K. Ikram, M. Harding, M. H. Bluth, M. Ng, P. W. Brandt-Rauf, R. Hannan, S. Bradu, M. E. Zenilman, J. Michl and M. R. Pincus, “The Penetratin Sequence in the Anticancer PNC-28 Peptide Causes Tumor Cell Necrosis Rather Than Apoptosis of Human Pancreatic Cancer Cells,” Annals of Surgical Oncology, vol. 15, pp. 3588-3600, 2008; M. Kanovsky, A. Raffo, L. Drew, R. Rosal, T. Do, F. K. Friedman, P. Rubinstein, J. Visser, R. Robinson, P. W. Brandt-Rauf, J. Michl, R. L. Fine and M. R. Pincus, “Peptides from the amino yerminal mdm-2 binding domain of p53, designed from conformational analysis, are selectively cytotoxic to transformed cells,” PNAS, vol. 98, no. 22, pp. 12438-12443, 2001 (PNAS 2001); T. N. Do, R. V. Rosal, L. Drew, A. J. Raffo, J. Michl, M. R. Pincus, F. K. Friedman, D. P. Petrylak, N. Cassai, J. Szmulewicz, G. Sidhu, R. L. Fine and p. W. Brandt-Rauf, “Preferential induction of necrosis in human breast cancer cells by a p53peptide derived from the MDM2 binding site,” Oncogene, vol. 22, pp. 1431-1444, 2003.

Toxicology

No GLP toxicity studies have yet been performed by us; this is part of our clinical development plan. There are, however, several sets of data available for an understanding of OM-301’s toxicology profile.

•	A study on ‘normal’ nude mice (U. Adelaide) (19) with placebo/50/75/100mg total per kg per day intraperitoneally BID was performed with a two day on/one day off dosing schedule for three weeks. The mice did not show any major signs of toxicities such as dramatic weight loss, diarrhea, dehydration, or hunched posture. All organs were collected for histology and were normal without evidence of end-organ toxicity. No abnormalities were observed in the blood analysis, except for an isolated elevated ALT levels in the two higher doses. Blood and bone marrow smears were also performed followed by specific stains, with normal results.

•	Studies were performed (U. Adelaide)[22] with SJSA-1 (human osteosarcoma xenograft), OVCAR-3 (human ovarian carcinoma xenograft), and TXSA (murine breast cancer), in doses ranging from 50-100mg/kg/day. Doses at 50 and 75mg/kg/day were well tolerated; some groups of mice tolerated the 100mg/kg/day dose, and some had some weight loss and diarrhea at this dose.

•	The study[23] is quoted as follows [brackets ours]: “Since mHDM2 is totally absent or expressed at very low levels in normal HSCs, we expected no or very little PNC-27 [OM-301] activity on normal hematopoiesis. To verify this hypothesis, we treated normal healthy B6 mice with 100mg/kg PNC-27 [OM-301] (ip, daily, a higher dose than that used to demonstrate the PNC-27 [OM-301] antileukemia activity) or vehicle for 2 wks. At this time point, we harvested PB, BM, and SP for analysis. We observed no significant difference between the two groups of animals (n=7 in each) across a variety of hematologic parameters including white blood cell (WBC, Figure 4B), hemoglobin, and platelet counts in PB, and total MNC and LSK cell counts in BM and SP. To assess the effect of PNC-27 [OM-301] on hematopoietic reconstitution ability, BM long-term HSCs (LT-HSCs, Flt3-CD150+CD48- LSK) cells from PNC-27- [OM-301] or vehicle-treated healthy mice were transplanted into CD45.1 recipient mice (2×106cells/mouse). No significant difference on WBC counts (Figure 4I) and donor CD45.2+ engraftment was observed between recipient mice receiving BM cells from PNC-27 [OM-301] -treated donors (n=9) and those receiving BM from vehicle-treated donors (n=9) after 16 weeks follow-up.”

•	Drug Tolerance in PDX murine model of AML: [24] Mice were treated with either 40mg/kg/day or 100mg/kg/day for two weeks and tolerated the treatment well. Results will be discussed in the following section “Preclinical Translational Research.”

•	Drug Tolerance in Syngeneic murine model of AML:[25] Mice were treated with 40mg/kg/day for two weeks. The mice tolerated the dose well. Results are discussed in the following section titled “Preclinical Translational Research.”

Translational Research: AML, Multiple Myeloma, Colon Cancer, Ovarian Cancer, Osteosarcoma

AML: City of Hope dat266

22 University of Adelaide Research Laboratories, Data on File.

23 Leukemia

24 Leukemia

25 Leukemia

26 Leukemia

Target Presence: Testing of AML blasts taken directly from patients. HDM2 expression assessed by flow cytometry in immune-phenotypically defined subpopulations (CD34-, CD34+, CD34+CD38+, CD34+CD38- cells) from AML patients and healthy individuals. In the figure below, flow cytometry demonstrates the presence of the target on the surface of human leukemia cells taken directly from patients. The target is present on the leukemia cells including on the leukemic stem cells, but not in normal patients and normal blood stem cells.

Co-localization in CD34+ cells from an AML patient. In the figure below, confocal microscopy utilizing fluorescent staining demonstrates the outline of the cell membrane (red) and HDM2 (green). When these frames are merged the presence of HDM2 on the leukemic cell surface is seen (yellow).

Target engagement: OM-301 binds to the human leukemic cell surface HDM2. Co-localization of OM-301 with its target, cell surface HDM2, in a leukemic cell from an AML patient. In the figure below, confocal microscopy utilizing fluorescent staining demonstrates OM-301 (red) and HDM2 (green). When these frames are merged the presence of HDM2 on the leukemic cell surface is seen (yellow).

Drug effectiveness in vivo against human leukemia stem cells and blasts.

Human Serial Transplant

The serial transplant model is a standard method to test the effect of a drug on leukemic stem cells, because transferring leukemia from one animal to another requires stem cells to be transferred for the leukemia to take root. The direct human serial transplant model evaluates the effect of a drug on human leukemic stem cells. In this experiment, blood taken directly from patients with AML was transplanted into immuno-deficient mice and allowed to grow; the fact that it took hold in the mice demonstrates that leukemic stem cells were in the blood that was transplanted. Then the mice were treated with OM-301 (40mg/kg/day) or control for 14 days, and the blood and bone marrow of these mice were transplanted into a second set of mice and survival evaluated. The findings showed a highly significant increase in survival in the treated group (****P < 0.0001)

The only way that a significant difference in survival could be seen is if OM-301 had an effect on the leukemic stem cells, as again, these are required for the leukemia to be engrafted into the second set of mice.

The results revealed that OM-301 markedly prolonged survival, indicating an effect on leukemic stem cells:

Syngeneic murine AML Testing

Also, of importance in the testing of a drug is to evaluate the efficacy in native animal cancers so that the cancer can be established in a ‘normal’ mouse instead of an immune-deficient mouse (as is required for xenograft testing).

Target identification and engagement: OM-301 binds to the mouse leukemic stem cell surface HDM2

Co-localization of OM-301 with its target, cell surface HDM2, on a leukemic stem cell from a syngeneic mouse model. In the figure below, confocal microscopy utilizing fluorescent staining demonstrates OM-301 (red) and HDM2 (green). When these frames are merged the presence of HDM2 on the leukemic stem cell surface is seen (yellow).

Drug effectiveness in vitro.

Cell growth fold change after OM-301 treatment (0-50µM) for 72 hours, as assessed by viability assay in AML LSK and with LSK cells, revealed that OM-301 was effective in vitro.

Drug effectiveness in vivo.

The serial transplant model similar to that shown above (but now a syngeneic murine model) evaluates the effect of a drug on leukemic stem cells. In this experiment, murine leukemia with multiple mutations that has been shown to recapitulate human AML was transplanted into recipient mice. Mice were treated with OM-301 40mg/kg daily or vehicle for two weeks. Then, the blood and bone marrow of these mice were transplanted into a second set of mice. The results revealed that OM-301 markedly prolonged survival, indicating an effect on leukemic stem cells. Also, importantly this experiment demonstrated that OM-301 was mutation-agnostic, an important phenomenon which may potentially be extremely useful clinically as AML is a highly clonal disease with multiple types of mutations identified to date.

Drug Dosing / Tolerance.

In both the direct human serial transplant model and the mouse syngeneic model the mice were treated with OM-301 at a dosage of 40mg/kg/day. To further define the effect of OM-301 on the blood and bone marrow, normal mice were treated with either OM-301 (100mg/kg, ip, daily) or vehicle for two weeks. White blood cell, hemoglobin, and platelet counts and bone marrow, spleen, and total mononuclear cells and percentage and number of LSK cell counts of treated vs. untreated mice were not significantly different. Bone marrow cells from the treated mice were pooled and transplanted into recipient mice; WBC counts, and engraftment of the recipient mice were not significantly different, indicating that OM-301 did not affect the normal blood-forming ability. No bone marrow suppression, a common effect of chemotherapy, was observed.

Multiple Myeloma: recent City of Hope data.27

Testing of Multiple Myeloma cells in vitro.

Initial testing revealed that OM-301 was effective against eight different Multiple Myeloma cell lines. Importantly, as has been seen similarly in data from other centers, OM-301 is effective regardless of p53 status; four of the lines were p53 mutated and two were p53 null. Generally, the p53-mutated or -null cancers are harder to treat, so this is very encouraging data along with the effectiveness in the AML IDH/FLT mutations, giving supporting evidence that OM-301 may be effective against hard-to-treat cancer mutations.

27 City of Hope Research Team, “OM-301 and Multiple Myeloma,” 2021.

Follow-on In Vivo: OM-301 Administered in a Plasmacytoma Model

A second, more extensive in vivo test of OM-301 against the MM1s cell line in a plasmacytoma model, revealed evidence of efficacy.

Follow-on In Vivo: OM-301 Administered IP in a Disseminated Multiple Myeloma model.

After showing efficacy in the plasmacytoma models, a third in vivo preclinical study of OM-301 against the MM1s cell line in a disseminated Multiple Myeloma mouse model was performed. Similar to the AML experiments, the data showed statistically significant (P < .0001) prolonged survival in the treated as compared to the control groups.

Colon Cancer:28

Data from the Drexel University and Jefferson University revealed the presence of the OM-301’s target (HDM2) on the cell surface of multiple colon cancer cell lines (both human and murine) that have markers consistent with colon cancer stem cells, and the efficacy of OM-301 against these cancer stem cells. A syngeneic (CT-26) murine colon cancer is shown here as an example.

Target presence and engagement: Testing of the CT-26 colon cancer stem-enriched cell population for the presence of HDM2 on the cell surface.

Cancer cells were evaluated with the technique of confocal microscopy, using fluorescent antibodies targeted to cell surface proteins. Red (first panel): antibody to HDM2. Green (second panel): antibody to OM-301 binding domain. Yellow (third panel): merging of the first and second panel reveals co-localization of the target and OM-301.

Cancer cells destroyed by OM-301 in vitro: after target engagement by OM-301, the cancer cells are destroyed by OM-301, as shown by MTT viability studies and LDH release studies. OM-301, black bars; Control, grey bars.

28 Anticancer Research

Peritoneal Carcinomatosis model: in vivo tumor treatment with OM-301 causes marked tumor killing as shown by gross and microscopic histology.

In this model colon cancer cells are implanted into the abdomen of the mice and allowed to form tumors, similar to human patients in which the cancer has metastasized to the abdomen.

Gross histology: peritoneal carcinomatosis treated with OM-301 (100ug IP per day x 14 days) or control peptide reveals marked destruction (hemorrhagic necrosis) of the tumor, as compared to control where no tumor destruction is seen.

Histopathology of a peritoneal tumor nodule in OM-301 treated mouse vs. control peptide

The top panel shows marginal coagulation necrosis (eosinophilic area) surrounding the area of the tumor (hematoxylin or blue stain). Inset is a higher power view showing hemorrhagic necrosis. The bottom panes shows a section of a typical tumor nodule taken from the peritoneum of a control peptide treated mouse showing only tumor cells and no necrosis.

Quantification of tumor destruction

There was a significantly higher percentage of nodules containing necrosis from OM-301 treated mice as compared with control peptide treated mice. Results are represented as mean ±SEM with **p≤0.01. Also of note is that no tissues bearing no tumors isolated from OM-301 treated animals showed any signs of necrosis or cell damage.

Ovarian Cancer:29

The publication, from Downstate Medical Center, evaluated the in vitro effect of OM-301 on primary human ovarian cancers taken directly from patients with newly diagnosed ovarian cystadenocarcinomas, as well as established ovarian cancer cell lines, and showed dose-dependent anticancer activity. One example of the primary human ovarian cancers (OVCA-4) is shown in a and b below.

Testing of OM-301 against primary human ovarian cancer:

The slide on the left presents ovarian cancer cells in the presence of the control peptide, while the slide on the right shows the ovarian cancer cells after incubation with OM-301—OM-301 has killed all of the ovarian cancer cells.

29 Annals of Clinical & Laboratory Science 2015

Inhibition of cell proliferation

Ovarian cancer cell growth as measured by a cell proliferation (the MTT assay) revealed that proliferation was inhibited by OM-301 in a dose-dependent manner.

OM-301 versus the standard of care or contro300

Other research from Downstate Medical center evaluated subcutaneous ovarian tumors in a syngeneic murine model treated with OM-301 or the standard of care, tamoxifen+cisplatin, and tumor size compared with control. At 28 days, OM-301 had blocked tumor growth equal to the tamoxifen+cisplatin combination. Histopathology showed significant tumor necrosis in the OM-301 treated animals, but not in the control group.

30 Downstate Medical Center Research Laboratories, Data on File.

Testing of OM-301 in an ovarian cancer xenograft model311

In this model bioluminescent tumor cells are seen as colors inside the mice bodies. Ovarian cancer cells were injected subcutaneously, and allowed to grow, after which OM-301 was delivered into the abdomens of the mice at 100mg/kg/day after which tumor bioluminescence and caliper measurements were performed. The raw data results and the accompanying graphs below reveal suppressed tumor growth.

Osteosarcoma

Testing of OM-301 in an osteosarcoma xenograft model

In this model, bioluminescent tumor cells are seen as colors inside the mice bodies. Osteosarcoma cells were injected subcutaneously, and allowed to grow, after which OM-301 was delivered into the abdomens of the mice at two different doses. The raw data results and the accompanying graph reveal suppressed tumor growth or abolition of the tumor.

31 University of Adelaide Research Laboratories, Data on File.

Clinical Development Plan and IND Enabling Studies

Preclinical GLP Studies

We intend to conduct our preclinical GLP toxicology studies in rodent and canine models. HDM2 is highly conserved and there is almost a complete sequence homology between human HDM2 and all vertebrate species. OM-301 targets the p53 binding site of HDM2. Therefore, we believe these species are appropriate for assessment of both mechanism-related and general toxicity. We are in the process of evaluating bids and selecting a preclinical CRO for our IND-enabling GLP work. We have developed a detailed preclinical program and have obtained quotes for the various items that need to be completed prior to IND submission. We estimate that we will be able to submit our IND application within approximately nine months of commencing the IND-enabling work, and therefore anticipate that our IND application will be granted within approximately one year of commencing the IND-enabling work (3 months after filing the IND application). No assurance can be given in these regards.

Clinical Development Plan: Clinical Trials and Anticipated Regulatory Pathway.

The Phase 1/2a clinical trial is planned be a 21-day 3+3 dose escalation study in up to 28 adult patients aged ≥ 18 with recurrent or refractory pathologically confirmed AML with the following diagnoses:

•	Morphologically confirmed AML, except acute promyelocytic leukemia (APL) as per the WHO diagnostic criteria;

•	Patients with refractory or relapsed disease that have received at least one prior induction therapy for AML are eligible; and

•	Patients who are over age 70 and have not received therapy for AML are also eligible, if they are not candidates for intensive induction chemotherapy or other standard of care therapies.

The primary endpoints are anticipated to be:

•	To define the safety and tolerability of OM-301 in patients with AML by determining the dose-limiting toxicities (DLT), the maximum tolerated dose (MTD), and the recommended Phase 2 Dose (RP2D); and

•	To determine the pharmacokinetic profile of OM-301 and selected metabolites in patients with AML.

•	The secondary endpoints are anticipated to be:

•	To assess clinical response in patients with AML;

•	To determine the progression-free survival (PFS) and duration of response (DOR) of AML patients treated with OM-301 and achieving CR (complete remission) / CRp (complete remission with incomplete platelet recovery); and

•	To assess the emergence of anti-drug antibodies.

Assessment of clinical efficacy is planned to follow the International Working Group (IWG) 2003 AML Response Criteria. Therefore, we plan to measure peripheral blood counts, and bone marrow blast counts. In addition, we will examine leukemia stem cell counts as an exploratory outcome. We believe the results of the Phase 1/2a study will provide an assessment of the maximum tolerated dose, target engagement, and an estimate of potential efficacy. We expect to use these data to define the pivotal or potentially pivotal studies. The Phase 2b program is anticipated to be in up to 150 adults with recurrent or refractory AML. Dosing schedules will be determined from Phase 1/2a results and efficacy will be assessed by IWG 2003 AML Response Criteria. Our estimated time to completion of the Phase I/2a clinical trial is approximately one year from the time it is commenced. No assurance can be given in these regards.

Given the high unmet medical need in AML, we believe successful determination of objective clinical response at tolerated doses may form the basis for Breakthrough Status and FDA Accelerated Approval. No assurance can be given in these regards.

We have selected AML as our first indication for OM-301. AML is recognized as an orphan indication by the FDA. Almost all treated AML patients will eventually relapse, leading to a dismal 25% five-year survival rate. Because OM-301 is selective and is anticipated to have minimal side effects due to limited off-target effects on normal cells, we believe that it will deliver significant benefit (i) in relapsed and refractory patients; (ii) in combination with other therapies; and (iii) as well as a first-line therapeutic in newly diagnosed patients 75 years of age or older who have comorbidities that preclude the use of intensive induction chemotherapy. Our long-term strategy is to expand to other orphan oncology indications.

We have evidence of OM-301 effectiveness in multiple myeloma (approximately 35,000 new patients in the United States each year), and we are considering this target as a close follow-on to our AML trial. There will be synergy between the IND-enabling toxicology studies which, if the AML trial shows early proof of concept, can be rapidly leveraged into a second trial. Many additional cancer types, both hematologic and solid, have the potential to be future follow-on trials.

Competition and Competitive Advantage

The pharmaceutical industry is highly competitive. Many of our competitors are more established, have resources that far exceed ours, and have numerous approved drugs and therapeutics in the markets we are targeting. Our competitors in the general sense include the largest pharmaceutical companies such as Novartis and niche research and pharma companies developing a variety of cancer treatments. We believe the novel and highly selective mechanism of action of our molecules - targeting extracellular HDM2 - makes it potentially superior to existing treatment options for cancer. There is no competition in the market for this type of approach to cancer treatment, agnostic of tumor type. The specific necrotic effect that OM301/302 induce in cancer cells remains a unique and novel mechanism due to targeted cancer cell membrane pore-formation, which is not induced in normal cells. While certain pore-forming bacteria and their toxins cause necrosis in a similar fashion, they have the disadvantage of killing virtually all cells; in contrast, OM301 has a selective, cancer-specific mechanism.

This is the only molecule that functions in this manner among all known p53/HDM2 inhibitors. OM301/302 do not have any effect on untransformed cells, and do not cause normal hematopoietic stem cell disruption. OM302 is effective in vivo with no adverse side effects. Very importantly, unlike other therapies, our molecules generate the lytic effect in a p53 independent manner, which provides an advantage over others. This was clearly proven in the experiments with p53-null cells. Drug development for AML has been exceedingly challenging, predominantly due to heterogeneity, resulting in the failure of many promising drugs. Interestingly, because of the expression of HDM2 in most if not all patients, we expect OM-301 to have a significantly reduced risk of failure.

AML Market and Competition

The American Cancer Society (ACS)32 estimates 20,380 new cases of AML in the US in 2023, but 11,310 deaths from AML. Worldwide, it is estimated that there are about 130,000 new cases of AML each year, and about 80,000 deaths from AML.33 At an average annual cost of $50,000 to $100,000 (discussed later), this means an annual market in the $1 billion to $2 billion range in the US. Pricing is a bit lower ex-US, so the global market is likely in the $5 billion range.

32 American Cancer Society, “Cancer Facts & Figures 2023,” American Cancer Society, 2023.

33 WHO, “Global Cancer Observatory,” World Health Organization, 2020. [Online]. Available: gco.iarc.fr/. [Accessed 1 November 2021]; A. Forsythe and K. Sandman, “What Does the Economic Burden of Acute Myeloid Leukemia Treatment Look Like for the Next Decade? An Analysis of Key Findings, Challenges and Recommendations,” Journal of Blood Medicine, vol. 12, pp. 245-255, 2021.

First-line treatment of AML consists of chemotherapy in two phases: induction and post-remission (or consolidation) therapy. The goal of induction therapy is to achieve a complete remission by reducing the number of leukemic cells to an undetectable level; the goal of consolidation therapy is to eliminate any residual undetectable disease and achieve a cure.

The most common induction therapy is cytarabine and an anthracycline (e.g., daunorubicin), a regimen known as “7+3” because the cytarabine is given as a continuous IV infusion for 7 days while the anthracycline is given for three days. Although both are older products, Jazz Pharmaceuticals received FDA approval in 2017 for its combination treatment, Vyxeos® (cytarabine: daunorubicin), which is more convenient for patient administration. Sales of Vyxeos® reached $120 million in 2020, a reasonable level considering that Vyxeos® is only a reformulation of older, generic products.

In 2017, the FDA also approved Rydapt® (Novartis) for newly diagnosed AML patients whose disease carries a mutation called FLT3, which affects about 30% of AML patients. Rydapt® was approved in combination with chemotherapy for this group of patients. According to IQVIA data, the total sales of Rydapt® in the US were approximately $90 million in 2020. Edison Research reports that EvaluatePharma’s consensus forecast for Rydapt® is $240 million in 2026.

In November 2018, the FDA approved Xospata® (Astellas) as monotherapy for adults with FLT3-positive AML in a relapsed or refractory setting. Approval was based on the results of the Phase III ADMIRAL trial, in which treatment resulted in complete response or complete response with partial hematologic recovery in only 21% of patients. Xospata® sales reached about $200 million in 2020, yet EvaluatePharma reported a consensus forecast for Xospata® sales in 2026 is $770 million. Nevertheless, this may be at risk due to a clinical failure of Xospata® in late 2020. Following a quick approval in AML, a Phase III trial (LACEWING) of Xospata® plus azacitidine versus azacitidine alone in newly diagnosed FLT3 mutation positive (FLT3mut+) AML patients, who were ineligible for intensive induction chemotherapy, did not meet its primary endpoint of overall survival at a planned interim analysis.

Another product approved by the FDA in 2017 was Idhifa® (Celgene & Agios); like Rydapt®, it is only approved for a subset of patients, this time those with an IDH2 (isocitrate dehydrogenase-2) mutation, which affects less than 20% of the AML population. Although initially approved in patients with relapsed or refractory AML with an IDH2 mutation, in 2020, Idhifa® had a clinical failure when it did not show improved survival within that same patient population when used alongside best supportive care in a late-stage study. Sales of Idhifa® reached just under $100 million in 2019, and EvaluatePharma reports a forecast of around $270 million by 2026.

Only one-third of patients receiving Idhifa® (23%) or Tibsovo® (33%) responded to therapy, and relapse occurred within a year (Idhifa®: 8.2 months; Tibsovo®: 8.2 months) while greater than 40% of patients experienced an adverse event (AE) leading to dose interruption. Some patients experience serious AEs like differentiation syndrome or QT prolongation.

In 2018, AbbVie and Roche received approval for Venclexta® (venetoclax) in combination with azacitidine, or decitabine, or low-dose cytarabine for the treatment of newly diagnosed AML in adults who are age 75 years or older, or who have comorbidities that preclude use of intensive induction chemotherapy. Global sales of Venclexta® reached more than $360 million in 2020, and EvaluatePharma provides a consensus forecast of $1.5 billion by 2026.

About 50% to 75% of AML patients will achieve remission. Yet, even after complete remission, leukemic cells including leukemic stem cells, likely remain in numbers too small to be detected with current diagnostic techniques. Without additional consolidation therapy, almost all AML patients will eventually relapse. Depending on the specific type of AML, patients may undergo an additional 3 to 5 courses of intensive chemotherapy. In Europe, patients can also be given immunotherapy with a combination of histamine dihydrochloride (Ceplene®) and interleukin 2 (Proleukin®). However, in the US, the FDA has never approved Ceplene®.

Relapse is common, the prognosis is poor and treatment options for relapsed AML are quite limited. The only proven therapy is a hematopoietic stem cell transplant if one has not already been performed. In 2000, a CD33 monoclonal antibody-linked cytotoxic agent gemtuzumab ozogamicin (Mylotarg®) was approved for relapsed patients over the age of 60. The product had a black-box warning and was voluntarily withdrawn from the market by Pfizer in 2010 and then reintroduced in 2017, but Mylotarg® has never been a huge commercial success, generating just $20 million in annual sales.

Unfortunately, leukemic stem cells are resistant to most chemotherapy and residual LSCs end up leading to eventual relapse in most AML patients. As a result, AML is a bustling field with dozens of molecules in development targeting transcription, cell metabolism and apoptosis. In 2015, GlaxoSmithKline signed a collaboration with the University of San Diego, CA, to develop inhibitors of aberrant RNA editing in cancer stem cells for the treatment of leukemia. Other emerging competitors are developing antibody-drug conjugates that target various cell surface molecules for attachment and subsequent destruction of leukemic cells, in some ways mirroring OM-301.

With the advent of chimeric antigen receptor CAR-T novel cell therapies, development of novel CAR-T therapies targeting cancer stem cells will likely compete in this area. However, the challenge of finding specific tumor antigens selectively present in cancer stem cells remains a significant hurdle for CAR-T and other immunotherapies. Privately held, Ireland-based biotech ONK Therapeutics, Inc., is developing a natural killer (NK) cell therapy targeting leukemic stem cells (LSCs) for the treatment of AML.

Beyond AML, Oncolyze plans to develop OM-301 for the treatment of other blood-borne cancers and solid tumors. There have been previous attempts to develop a selective anti-cancer agent capable of killing both cancer cells and cancer stem cells. Thus far no FDA approved anti-cancer treatment meets this criteria. Sumitomo Dainippon Pharma Oncology, Inc., through its $2.6 billion acquisition of Boston Biomedical, was developing agents in this area, but failed in clinical trials in colorectal and pancreatic cancers. GlaxoSmithKline signed a $1.4 billion collaboration agreement with OncoMed to develop anti-cancer compounds targeting cancer stem cells, but ten years later Glaxo discontinued development and terminated the collaboration after clinical trial failures. Verastem, Inc. (Nasdaq: VSTM) is developing tyrosine kinase inhibitors targeting cancer stem cells in solid tumors in human clinical trials, but not in AML.

Potential Competitive Advantage Prospects for Lead Drug OM-301 - AML Value Proposition

The novel and highly selective mechanism of action of our lead drug—targeting extracellular HDM2—makes it potentially superior to existing treatment options for cancer. There is no competition in the market for this type of approach to cancer treatment, agnostic of tumor type. The specific necrotic effect that OM-301 induces in cancer cells remains a unique and novel mechanism due to targeted cancer cell membrane pore-formation, which is not induced in normal cells. While certain pore-forming bacteria and their toxins cause necrosis in a similar fashion, they have the disadvantage of killing virtually all cells including normal cells. In contrast, OM-301 acts by a selective, cancer-specific mechanism, killing cancer and cancer stem cells while sparing normal cells and tissues.

We believe that this is the only molecule that functions in this manner. OM-301 does not appear to have any effect on untransformed (not cancer) cells and does not cause normal hematopoietic stem cell disruption. Very importantly, unlike other therapies, OM-301 generates the lytic effect in a p53 independent manner, which provides an advantage over existing anti-cancer drugs. This was clearly proven in our experiments with p53-null cells. Drug development for AML has been exceedingly challenging, predominantly due to cancer cells heterogeneity, resulting in the failure of many promising drugs. Interestingly, because of the expression of HDM2 in most if not all patients, we expect OM-301 to have a significantly reduced risk of failure.

Given this diverse competitive landscape, we feel that OM-301 will deliver some unique and differentiated advantages in the treatment of newly diagnosed and relapsed AML:

1	Safety: Specifically targeting HDM2, a molecule that is almost exclusively found on the surface of cancer cells and not normal cells, resulting in what we anticipate being a much more acceptable safety profile; some pipeline molecules target CD33 and other cell surface molecules that are also present on normal hematopoietic stem and progenitor cells;

2	Efficacy: Designed to selectively and rapidly kill leukemic cells and leukemic stem cells while sparing normal cells, which should decrease the time until complete response and increase the duration of complete response, while also significantly reducing or delaying the need for transfusion or transplant; and

3	Novelty: Working via a completely novel mechanism of action that may be complementary to other therapeutics; a physical mechanism of action, rather than one dependent on intact cell signaling pathways or presence of intracellular targets.

We expect these advantages will make OM-301 a favorable option for patients, especially those that are age 75 or older, have comorbidities, or do not respond well to other therapeutics.

AML represents an attractive commercial market. Currently available AML therapies are priced within a range of $50,000 to $100,000 per patient per year. Among the current branded AML drugs, the wholesale acquisition cost (WAC) of Vyxeos® is reported to be in the range of $47,895 and $79,825 for the entire course of therapy.34 The FSS (Federal Supply Schedule) shows the government’s contracted price as $29,019 for a five-pack (induction) + $11,680 for a two-pack (consolidation), for a total of about $40,000. Celgene and Agios reportedly price Idhifa® at $24,872 per month before discounts.35 Venclexta® has a list price of about $109,500 for the first year of treatment.36 The FSS price is around $11,208 per month (400mg daily), in line with the reported annual cost.

34 MedCity News, “Why has Jazz’s Vyxeos fallen short in sales? It may boil down to pricing and ‘politics’,” 25 December 2018. [Online]. Available: medcitynews.com/2018/12/why-has-jazzs-vyxeos-fallen-short-in-sales-it-may-boil-down-to-pricing-and-politics/. [Accessed 1 November 2021].

35 OptumRx, “Idhifa® (enasidenib) – New orphan drug approval,” Optum, Inc, 2017. [Online]. Available: professionals.optumrx.com/content/dam/optum3/professional-optumrx/news/rxnews/drug-approvals/drugapprovals_idhifa_2017-0801.pdf. [Accessed 1 November 2021].

36 Fierce Biotech, “Roche/AbbVie team scores ‘breakthrough’ FDA OK of leukemia drug,” 11 April 2016. [Online]. Available: www.fiercebiotech.com/biotech/roche-abbvie-team-scores-breakthrough-fda-ok-leukemia-drug. [Accessed 1 November 2021].

Potential Second Indication for OM-301 - Multiple Myeloma

Based on results from preclinical studies in cancer experimental models, we plan to evaluate OM-301 as a potential treatment for multiple myeloma. In the United States, there will be an estimated 35,730 cases of multiple myeloma in 2023,37 qualifying it as an orphan indication. The estimated five-year survival rate for multiple myeloma is 59.8%. These patients have a cytogenetic makeup that predisposes them to rapid disease progression and relapse, and they often run out of suitable therapies. Currently, high-risk multiple myeloma patients are often treated aggressively, using combinations of existing therapies.

Multiple myeloma remains an incurable hematological malignancy despite the availability of several treatments. Resistance to therapy is the primary challenge associated with the disease’s relapse and recurrence, especially in elderly patients. The mainstays of treatment have been agents that affect the immune system, such as Revlimid® (BMS) used in combination with the generic corticosteroid dexamethasone. The prescribing of proteasome inhibitors such as Kyprolis® (Amgen / Ono) and Ninlaro® (Takeda), along with the emergence of novel drugs such as Darzalex® (Genmab / Janssen) is having an impact on treatment choices in the third-line setting.

The Multiple Myeloma market is even more lucrative than AML. Revlimid®, approved in 2005, treats multiple myeloma, myelodysplastic syndromes and other diseases. It is an immunomodulatory drug and the first oral medication that was developed for treatment of multiple myeloma. It is used in the newly diagnosed, maintenance therapy, and relapsed and/or refractory settings. The drug’s sales reached more than $12 billion in 2020,38 making it the pharma industry’s third most lucrative product. The drug now costs more than $750 per pill, or more than $20,000 for a month’s supply. Nevertheless, like with AML, treatment is only marginally effective. In the FIRST trial, there was a 10 month increase in overall survival (58.9 months vs 48.5 months) for patients taking Revlimid® + dexamethasone vs. MPT (melphalan + prednisone + thalidomide) over 72 weeks.

Darzalex® is a human IgG1k monoclonal antibody (mAb) that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells. It triggers a person’s own immune system to attack the cancer cells, resulting in rapid tumor cell death through multiple immune-mediated mechanisms of action and through immunomodulatory effects, in addition to direct tumor cell death, via apoptosis. Darzalex® has four approved multiple myeloma indications in the US, in combination with a variety of other treatments, depending on the line of therapy. Sales of Darzalex® surpassed $4 billion in 2020.39

And yet even after the availability of such exciting and widely used therapies, there still remains a tremendous unmet need. Some patients have penta-refractory myeloma, which is myeloma that’s relapsed in spite of therapy with lenalidomide (Revlimid®) and pomalidomide (Pomalyst®), as well as bortezomib (Velcade®) and carfilzomib (Kyprolis®), as well as CD38 antibody. We believe that OM-301, given its unique mechanism of action and anti-cancer effects on cancer stem cells, could potentially become an effective treatment for multiple myeloma patients who do not respond to existing therapies.

Manufacturing

We do not own or operate manufacturing facilities and have no plans to build our own clinical or commercial scale manufacturing capabilities. We expect to rely on third parties for the manufacture of our product candidates and related raw materials for clinical and preclinical development, as well as for commercial manufacture if any of our product candidates receive marketing approval.

The company is in the early stages of identifying manufacturing partners.

Regulation

Our business is subject to federal, state and local laws, regulations, and administrative practices concerning the provision of and payment for health care services, including, without limitation: federal, state and local licensure and registration requirements concerning the operation of pharmacies and the practice of pharmacy; Medicare, Medicaid and other publicly financed health benefit plan regulations prohibiting kickbacks, beneficiary inducement and the submission of false claims; the ACA; regulations of the FDA and the DEA, including regulations governing the purchase, sale, storing and dispensing of controlled substances and other products, as well as regulations promulgated by state and other federal agencies concerning automated outbound contacts such as phone calls, text messages and emails.

37 National Cancer Institute, “Cancer Stat Facts: Myeloma,” [Online]. Available: seer.cancer.gov/statfacts/html/mulmy.html. [Accessed 1 October 2023].

38 Fierce Pharma, “Revlimid,” 3 May 2021. [Online]. Available: www.fiercepharma.com/special-report/top-20-drugs-by-2020-sales-revlimid. [Accessed 1 November 2021].

39 Genmab, “Genmab Announces 2020 Net Sales of DARZALEX® (daratumumab),” 26 January 2021. [Online]. Available: www.globenewswire.com/news-release/2021/01/26/2164095/0/en/Genmab-Announces-2020-Net-Sales-of-DARZALEX-daratumumab.html. [Accessed 1 November 2021].

Employees

The company has 4 employees.

Intellectual Property

The original intellectual property for OM-301 was developed and owned by the Research Foundation of the State University of New York, and exclusively licensed by us. Recently, we decided to terminate this license agreement, as it was no longer in the best interest of us. There were two reasons for this decision. First, the two composition of matter patents were at patent expiry. Second, we realized that the primary market exclusivity for OM-301 would be dictated by orphan designation in both the U.S. and EU, and not by patent protection. Nevertheless, as per standard life-cycle management practices, we have filed several new patents to continue building the IP portfolio. These patents include protection for method and use, a new composition, and formulation, which should still provide us continued exclusivity and portfolio growth. Additionally, we plan to expand the portfolio, utilizing in silico techniques (similar to the way OM-301 was developed), to develop and test new chemical entities. Finally, we have in-licensed a new chemical entity (a peptide, designated SLH-1 with potential activity similar to OM-301), which we plan to also evaluate as a candidate and possibly develop in parallel as we move forward with our existing technology.

The following table describes the status of our current patent portfolio:

DKT #	Appin Date	Title	Status	Appin #	PubIn #	PubIn Date
2569-6 PCT/AU	4/8/2019	COMPOSITIONS FOR USE IN LYSIS OF SELECTIVE CANCER CELLS	Filed - (F)	2019247554
2569-6 PCT/CA	4/8/2019	COMPOSITIONS FOR USE IN LYSIS OF SELECTIVE CANCER CELLS	Filed - (F)	3,096,978
2569-6 PCT/CN	4/8/2019	COMPOSITIONS FOR USE IN LYSIS OF SELECTIVE CANCER CELLS	Filed - (F)	201980031072.3	112236162 A	1/15/2021
2569-6 PCT/EPO	4/8/2019	COMPOSITIONS FOR USE IN LYSIS OF SELECTIVE CANCER CELLS	Filed - (F)	19781717.4	3773660	2/17/2021
2569-6 PCT/US	10/6/2020	COMPOSITIONS FOR USE IN LYSIS OF SELECTIVE CANCER CELLS	Filed - (F)	17/045,620	2021-0128754	5/6/2021
2569-7 PCT/CA	2/18/2020	HDM2 ANTIBODY FOR USE IN TREATING CANCER	Filed - (F)	3,130,400
2569-7 PCT/CN	2/18/2020	HDM2 ANTIBODY FOR USE IN TREATING CANCER	Filed - (F)	TBA

DKT #	Appin Date	Title	Status	Appin #	PubIn #	PubIn Date
2569-7 PCT/EPO	2/20/2019	HDM2 ANTIBODY FOR USE IN TREATING CANCER	Filed - (F)	20759373.3
2569-7 PCT/US	8/20/2021	HDM2 ANTIBODY FOR USE IN TREATING CANCER	Filed - (F)	17/432,563
2569-9 PCT	12/28/2020	STABLE FORMULATIONS OF ANTI-CANCER PEPTIDES	Filed - (F)	18016855

SLH Licensed Patents (New Candidate: SLH-1)	Issue Date	Title	Status	Pat #
	1/12/2021	Methods for Treating Cancer	Granted	10889619
	9/1/2020	Methods for Treating Cancer	Granted	10759832
	9/3/2019	Methods for Treating Cancer	Granted	10400012

Property

The company does not own any real property.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 7 of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors discussed elsewhere in this Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in the company’s Offering Circular dated March 20, 2023, which can be found here.

Overview

Oncolyze, Inc., headquartered in New York, is a preclinical stage biotechnology company focused on developing a new drug known as OM-301 for the treatment of acute myelogenous leukemia (AML), multiple myeloma (MM), colon cancer, and multiple other hematologic and solid cancers. OM-301 has a novel and unique mechanism of action, causing the formation of pores (holes) on the surface of cancer cells. Instead of killing cancer cells by inducing apoptosis (programmed cell death) as most existing anti-cancer medicines, OM-301 kills cancer cells by a rapid mechanism known as “poptosis” (cell bursting).

Results of operations

Fiscal Year ended June 30, 2023 compared to year ended June 30, 2022

	Year Ended June 30,
	2023	2022	Change
Operating expenses
Research and development	$11,539	$33,223	$(21,684)
General and administrative	977,822	1,312,242	(334,420)
Total operating expenses	989,361	1,345,465	(356,104)
Loss from operations	(989,361)	(1,345,465)	356,104
Other expense:
Interest and other expense, net	6,500	6,500	–
Net loss	$(995,861)	$(1,351,965)	$356,104

The company has not yet generated any revenues from its operations.

•	For the year ended June 30, 2023 the company’s operating expenses were $989,000 compared with approximately $1.3 million for the year ended June 30, 2022. The decrease of approximately $356,000 was primarily due to a year-over-year decrease in stock-based compensation of approximately $194,000 as older option grants became fully vested, a decrease of general corporate legal expense of $123,000, a decrease in business development expenses of $51,000 as well as a decrease in administrative consulting of $36,000. These decreases are partially offset by increases of approximately $26,000 in audit fees and insurance expense of $15,000 during the year ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2023, the Company had of cash and cash equivalents of $429,940 compared with $372,720 as of June 30, 2022. The company has primarily financed its operations through the sale of preferred stock, common stock, warrants, a convertible note payable, and SAFEs, a portion of which has been raised from related party entities. The company has experienced negative cash flows from operations since inception, including net losses of $995,861 and $1,351,965 for the years ended June 30, 2023 and 2022, respectively. In addition, as of June 30, 2023, the Company had an accumulated deficit of $8,550,681.

The company will need to obtain additional funding whether through collaboration agreements, private or public equity or debt offerings or a combination thereof, and such additional funding may not be available on terms the company finds acceptable. If the company raises funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs.  If the company is unable to obtain sufficient capital to continue to advance its programs, the company would be forced to delay, reduce, or eliminate its research and development programs and any future commercialization efforts. Accordingly, substantial doubt is deemed to exist about the company’s ability to continue as a going concern within one year after the date of this report.  The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Equity Issuances

Issuances of SAFEs and Convertible Notes

In April 2020, the company entered into a convertible note agreement with CATO BioVentures in the amount of $100,000. The convertible note bears simple interest at an annual rate of 6%. All unpaid principal, together with the accrued interest thereon, for the convertible note is payable upon the event of default or upon maturity, which was October 21, 2022. The convertible note has been extended through December 31, 2023. The convertible note contains several provisions addressing automatic and optional conversion, events of default, and prepayment provisions and cannot be assigned, transferred, or negotiated to any person without the prior written consent of the company. The proceeds were used for general business purposes. The convertible notes would convert if we raised $5 million in a private or public offering into 38,985.75 shares (not including the interest on the note which will also convert into shares; as of June 30, 2023 the interest accrued was $19,101 and would convert into an additional 7,446.81 shares).

In June 2021, the company executed SAFE agreements resulting in gross proceeds of $323,000, of which $100,000 was received from a related party, our director John Abeles. The SAFEs are not mandatorily redeemable, nor do they require the company to repurchase a fixed number of shares. The SAFEs do not bear interest and have no maturity date. All of these SAFEs have conversion terms stipulating conversion pricing at a 33.333% discount (or $2.1376 per share) upon the next preferred financing of the company. Assuming the company raises at least $3 million in the Regulation A Offering, the SAFEs will convert into 151,101.20 shares of Series A Preferred Stock. Additionally, the SAFE notes included ½ Warrant per share, for a total of 75,550.60 warrants. The SAFE warrants are exercisable at 2x the conversion price for the first 5 years post-conversion, and 4x the conversion price for the next 5 years. The proceeds of this offering were used for general business purposes.

Equity and Warrants

On June 22, 2022 the company commenced a private placement under Regulation D. The company issued 164,050 shares of Common Stock and 164,051 warrants, raising a total of $425,000. Each share also entitles the purchaser to one warrant, as follows: a ¼ Warrant entitling the holder to purchase ¼ share of Common Stock at an exercise price of $3.239 per share for five years after the closing date; and a ¾ Warrant entitling the holder to purchase ¾ share of Common Stock at an exercise price of $5.182 per share for seen years after the closing date.

On July 27, 2022 the company completed a private placement under Regulation D. The company issued 39,484 shares of Common Stock and 39,484 warrants, raising a total of $102,290. Each share also entitles the purchaser to one warrant, as follows: a ¼ Warrant entitling the holder to purchase ¼ share of Common Stock at an exercise price of $3.239 per share for five years after the closing date; and a ¾ Warrant entitling the holder to purchase ¾ share of Common Stock at an exercise price of $5.182 per share for seen years after the closing date. The company also issued 20,353 broker warrants. The warrants have a term of five years and are exercisable at $2.591 per share of Common Stock.

On August 4, 2022, the company commenced an offering pursuant to Regulation A (the “Regulation A Offering”), pursuant to which it offered to sell up to 4,678,290 shares of its Series A Preferred Stock, convertible into shares of Common Stock, at a price of $3.2063 per share, to raise a maximum of $15 million. In February 2023, the company amended the offering statement in connection with the Regulation A Offering to remove the minimum offering amount, add bonus shares to the offering and replace its placement agent. On March 20, 2023, the company re-commenced the Regulation A Offering pursuant to which it is offering to sell up to 4,678,290 shares of Series A Preferred Stock, convertible into shares of Common Stock, at a price of $3.21 per share, and issue up to an additional 467,829 bonus shares. The company intends to utilize the net proceeds from the Regulation A Offering to execute on its business plans, as set forth in “—Plan of Operations” of the offering circular. As of June 30, 2023, the company had issued 173,260 shares of Series A Preferred Stock for total gross proceeds of $533,338. Subsequent to June 30, 2023, the company has issued 70,165 additional shares of Series A Preferred Stock for an additional $218,887 in proceeds.

On December 31, 2022, the company commenced an offering under Regulation D to sell up to $15 million of Series A-1 Preferred Stock for $3.2063 per share. As of the date of this report, the company has not sold any shares in this offering. Each Investor that purchases shares of Series A-1 Preferred Stock will also receive a warrant to purchase an equal number of shares of Series A-1 Preferred Stock at the same purchase price per share. Those investors who purchase at least $200,000 worth of Series A-1 Preferred Stock will also receive a second warrant to purchase an additional 50% of the number of shares of Series A-1 Preferred Stock purchased in connection with the offering, at the same purchase price per share. For additional terms of the Series A-1 Preferred Stock, see “Description of Capital Stock.”

Trend Information

By 2050, the World Health Organization projects 27 million new cancer patients annually due to a growing and aging population. Based on these incidence rates, IQVIA estimated a $130 billion global cancer therapy market in 2018, which is expected to grow to $200 billion by 2022 and $270 billion by 2025.8 The American Cancer Society (ACS)32 estimates 20,380 new cases of AML in the US in 2023, but 11,310 deaths from AML.33 Worldwide, it is estimated that there are about 130,000 new cases of AML each year, and about 80,00 deaths from AML.40 At an average annual cost of $50,000 to $100,000 (discussed later), this means an annual market in the $1 billion to $2 billion range in the US. Pricing is a bit lower ex-US, so the global market is likely in the $5 billion range.

The Multiple Myeloma market is even more lucrative than AML. Revlimid®, approved in 2005, treats multiple myeloma, myelodysplastic syndromes and other diseases. It is an immunomodulatory drug and the first oral medication that was developed for treatment of multiple myeloma. It is used in the newly diagnosed, maintenance therapy, and relapsed and/or refractory settings. The drug’s sales reached more than $12 billion in 2020,38 making it the pharma industry’s third most lucrative product. Nevertheless, like with AML, treatment is only marginally effective. Therefore, new treatments in AML, Multiple Myeloma, and other cancers are desperately needed.

Plan of Operations

The funding secured by the Regulation A Offering will allow us to: (i) add key personnel to support our growth; (ii) finalize the last required translational research (including two species of GLP toxicology); (iii) file for an IND with the FDA; and (iv) significantly advance the timeline of moving OM-301 into a Phase 1/2a clinical trial in AML to deliver a critical proof of principle for this exciting and novel mechanism of action.

If we raised the maximum offering amount in the Regulation A Offering, we would use:

•	Approximately $1,770,000 for GMP manufacturing and formulation development of our lead drug candidate OM-301 for the pre-clinical and clinical studies;

•	Approximately $870,000 for pre-clinical IND-enabling GLP toxicology studies, evaluating OM-301 in two species (rodent and canine), and preparing the regulatory documentation for the IND application with the FDA;

•	Approximately $1,740,000 for general overhead, administrative, and consulting expenses including hiring of a Director of R&D (part- or full-time); and

•	Research and discovery, both related to OM-301 for new indications (new cancer types such as multiple myeloma and other cancers) and for new clinical entities related to the core mechanism of action of OM-301.

If the total amount is not achieved, the priority will be to complete the pre-clinical work first, along with salaries for up to 1.5 years. Preparation for the clinical trial, including IND filing and manufacturing for the clinical trial will be deferred. We will subsequently conduct another financing round after completing the pre-clinical work and showing additional successful data generation.

40 WHO, “Global Cancer Observatory,” World Health Organization, 2020. [Online]. Available: gco.iarc.fr/. [Accessed 1 November 2021]; A. Forsythe and K. Sandman, “What Does the Economic Burden of Acute Myeloid Leukemia Treatment Look Like for the Next Decade? An Analysis of Key Findings, Challenges and Recommendations,” Journal of Blood Medicine, vol. 12, pp. 245-255, 2021.

Item 3. Directors, Executive Officers and Significant Employees

The company’s executive officers and directors are listed below.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:
Steven J. Evans, MD	Chief Executive Officer	70	3/29/18-3/11/26	full time
Aleksandar Stojanovic, PhD	Chief Operating Officer	46	3/8/19-6/30/25	1/4 time
Larry Altstiel, MD, PhD	Chief Scientific Officer	73	2/28/19-indefinite	1/2 time
John Abeles, MD	Chief Corporate Development Officer	77	3/29/18-3/11/26	8 hours
Barbara A. Carlin, MBA, CPA	Consulting Chief Financial Officer	48	6/9/21-indefinite	2 hours
Directors:
Steven J. Evans, MD	Director	70	6/29/11-indefinite	full time
John Abeles, MD	Director	77	6/29/11-indefinite	88 hours
Rosemary Mazanet, MD, PhD	Director	67	8/21/11-indefinite	2 hours
Alexander Zukiwski, MD	Director	66	12/12/17-indefinite	2 hours

Biographies

Steven J. Evans, MD - Founder, CEO and Director

Dr. Evans founded the company and has served as our Chief Executive Officer since 2016 and Director since 2011. Dr. Evans obtained his MD from the New York University School of Medicine, completed his fellowship in Cardiovascular Disease and Electrophysiology at Cedars-Sinai Hospital, and in the course of his career became both an experienced entrepreneur and a leading strategic advisor in the life sciences area with over 25 years of experience working for clients including Biosense, Johnson & Johnson, Medtronic, Guidant, Impulse Dynamics, St. Jude, and Atricure, and consulting for venture funds focused on new medical technologies. His expertise spans scientific assessment, clinical research, market analysis, regulatory and reimbursement evaluation, and C-level experience. He is the co-inventor and co-founder of ImaCor Medical Technologies; as CEO of ImaCor, he secured a $5 million venture investment in 2004. He led ImaCor through R&D, clinical trials, product manufacturing, a second $5 million round in 2006, and FDA clearance; the company is currently in sales. From 2007 to 2015, Dr. Evans, as CEO of Althera, led the company through a critical restructuring, a $6 million+ bridge financing, the formation of a US subsidiary, and the build-out of strong management and medical teams. Althera exited via a stock swap in 2015 and is currently in very successful clinical trials.

Aleksandar Stojanovic, PhD – Chief Operating Officer

Dr. Stojanovic joined Oncolyze in 2019 as COO. He brings 17 years of global consulting and operational experience in the life sciences and has worked or consulted for more than 50 public and private companies throughout that time. Since 2019, he has served as Managing Partner at The Naissos Group, where he has advised life science companies across the United States, Europe, Asia, and Australia on various operational, commercial and corporate topics. From 2013 to 2018, he was VP of Business Development & Commercial Operations at Phosphagenics, an Australian pharmaceutical company, where he played a key role in overhauling the corporate brand, vision and strategy, to instill investor confidence in a turnaround situation and enable a $19 million financing. He guided the company to reposition R&D efforts, leveraging a proprietary drug delivery technology, from topical to injectable, resulting in more than half a dozen new assets and a major partnership with Terumo. Prior to that, from 2011 to 2013, he was Head of New Products Marketing at Grunenthal, where he led commercial development of pipeline entities from Phase 1 to 3. Earlier in his career, from 2006 to 2011, he was a Consultant with ZS Associates for six years.

He was a NIH Postdoctoral Fellow at the Center for Drug Discovery, Northwestern University. He earned BS degrees in both Chemistry and Cell Biology at the University of Illinois and a PhD in Pharmacology & Toxicology at Dartmouth College.

Larry Altstiel, MD, PhD – Chief Scientific Officer

Dr. Altstiel joined Oncolyze in 2019 as CSO. Before joining Oncolyze, he served as Chief Medical Officer (2015 to 2018) and Executive Vice President (2016 to 2018) of vTv Therapeutics Inc. He served as the CEO of Provectra Biotherapeutics, an early-stage biotechnology company developing novel gene therapy for neurodegenerative diseases, from 2013 to 2015, and was its founder. He was responsible for all of Provectra’s product development activities, while leading Provectra toward commercializing products based upon its proprietary gene therapy technologies. From 2007 to 2013, he served as VP of Neuroscience Clinical Development and Neuroscience Therapeutic Area Clinical Lead, at Pfizer Inc. His principal responsibilities were directing PGRD Neuroscience Research Unit clinical research, which included governance, operational and budgetary responsibilities for: preclinical biology and first in human studies; supervising of transitional medical plans and related external alliances; supervising clinical teams conducting early phase clinical research from translational medicine through proof of concept and subsequent Phase 3 clinical trials.

Dr. Altstiel was a NIH Postdoctoral Fellow at The Biological Laboratories, Harvard University. He earned a BS in Chemistry / Physics at the University of Illinois, a PhD in Cell Biology, Virology and Physical Chemistry at The Rockefeller University and a MD at The University of Miami, Miller School of Medicine.

John Abeles, MD – Co-Founder, Chief Corporate Development and Strategy Officer and Director

Dr. Abeles has served as our Chief Corporate Development and Strategy Officer since 2018 and as a director since 2011. Dr. Abeles received his MD and a degree in Physiology and Pharmacology from the University of Birmingham, England. He practiced medicine in London and Connecticut, and has held senior medical positions with Sterling Drug, Pfizer and USV. In 1975, he became the first full-time Wall Street healthcare analyst with MD qualifications, at Kidder Peabody.

In 1980. Dr. Abeles formed MedVest Group, a biomedical consulting firm, and later Northlea Partners, his family office. Dr. Abeles has promulgated, and sometimes founded, many early-stage biomedical companies, several of which have been acquired and/or become public companies.

He has served as an Advisory Board Member of the College of Chemistry, University of California, Berkeley, an external member of the SPARK program at Stanford University, and an Advisory Board member of the Higuchi BioSciences Institute at the University of Kansas. He is a Fellow of the Royal Society of Medicine, London. He is a member of the board of several healthcare non-profit organizations in the U.S. and Israel and is active in sponsoring the arts and several charities.

Barbara A. Carlin, MBA, CPA – Consulting Chief Financial Officer

Barbara Carlin, who is employed by Danforth Advisors LLC, has served as our chief financial officer (CFO) since 2021. Since April 2020, she has been serving as Managing Director, Mid-Atlantic for Danforth Advisors, where she serves as a consultant for life science companies. Prior to joining Danforth Advisors, she served as CFO of Enterin, Inc. from May 2019 to March 2020. She previously held finance leadership roles at Egalet Corporation, Sobi, Inc., Topaz Pharmaceuticals, Inc., Genaera Corporation and Vicuron Pharmaceuticals, Inc. She began her career as an auditor at Deloitte. Barbara is a certified public accountant licensed in the Commonwealth of Pennsylvania and holds a BS in Accounting and MBA in Pharmaceutical and Healthcare Marketing from St. Joseph’s University.

Rosemary Mazanet, MD, PhD – Director

Dr. Mazanet has been an investor, executive and expert in healthcare for more than 25 years. A trained Oncologist, she was intimately involved with the development of Neupogen (among other product candidates) and the Cell Therapy program at Amgen, where she was head of Oncology Clinical Research from 1992 to 1998. After moving to the investment world in 1998, she helped to manage the Oracle Partners Biotech portfolio which had very profitable years from 1998 to 2003. Since 2004, in her role as an investor and a consultant, she has founded companies (Breakthrough Therapeutics, Inc), acted as interim management (Interim CEO, Access Pharmaceuticals OTC: ACCP; Interim CEO, Diabetes America, Inc., CMO, NKT Therapeutics), and corporate advisor to many biotechnology companies, funds and firms. She serves/has served as a director of public (GTI, Inc., (NASD: GTXI), Aksys LTD. Access Pharmaceuticals) and private (Actinium Pharmaceuticals, Amorcyte, Cellumen, Patriot Care) companies.

For the past ten years, she has been a Trustee and Member of the Executive Committee for the School of Medicine and Health System at the University of Pennsylvania. She remains licensed to practice medicine in several states.

Alexander Zukiwski, MD – Director

Alexander Zukiwski has been an Independent Director with Oncolyze since 2017. Dr. Zukiwski has more than 22 years of experience in global drug development and has supported the clinical evaluation and registration of many successful therapeutic agents, including Taxotere®, Xeloda®, Procrit®/Eprex®, Velcade®, Yondelis®, and Doxil®, and currently serves as the Chief Medical Officer of CASI Pharmaceuticals. He was Chief Executive Officer and Chief Medical Officer of Arno Therapeutics and has been a Director of Arno Therapeutics since 2014. Prior to Arno in 2007, he served as Chief Medical Officer and Executive Vice President of Clinical Research at MedImmune. Prior to MedImmune, Dr. Zukiwski held several roles of increasing responsibility at Johnson & Johnson Pharmaceutical Research & Development LLC (J&JPRD) and Ortho Biotech. Before joining J&J, he served in clinical oncology positions at pharmaceutical companies including Hoffmann-LaRoche, Glaxo Wellcome and Rhone-Poulenc Rorer. He has served as a Member of Medical Advisory Board at Gem Pharmaceuticals, LLC and served as a Director of Ambit Biosciences Corporation.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended June 30, 2023, we did not compensate any of our directors and executive officers. Each of the executive officers have agreements with the company, the terms of which are set forth below and the company will commence paying the executive officers in accordance with the terms of these agreements.

Employment and Consulting Agreements

Dr. Evans is a director and CEO of Oncolyze. His current employment agreement, most recently amended as of March 2, 2021, specifies a term of five years, which will automatically renew for an additional two-year period unless either party gives timely notice of termination. The agreement also requires that Dr. Evans devote his full business time upon a $15 million financing round or upon a preliminary closing of such round in which a minimum of at least $5 million is committed (the “Finance Date”), though Dr. Evans has committed his full business time since the date of the agreement and intends to continue to do so during the term of his agreement. The agreement also specifies that Dr. Evans is entitled to an annual base salary of $375,000 (since August 25, 2019) and a bonus of $50,000, both of which are deferred until the Finance Date. Dr. Evans is also entitled to options to purchase shares of Common Stock equal to 5% of the company’s capital on a fully diluted basis, which will be granted upon the Finance Date. For unpaid salary prior to August 25, 2019, Dr. Evans was issued options to purchase 135,000 shares at an exercise price of $5.188 per share and was granted options to purchase an additional 45,000 shares at an exercise price of $5.188 per share, in recognition for unpaid work for the company since inception. Dr. Evans was also granted fully vested options to purchase an additional 90,000 shares, at an exercise price of $5.188 per share, upon execution of the agreement. Dr. Evans is further entitled to a bonus of 2.0% of the gross price paid to the company, upon sale by the company of stock and/or assets or any transaction or series of transactions resulting in the company receiving a gross price in cash, stock or assets with a value of $500 million or more (a “$500 Million Transaction”). Additionally, as a share of revenues bonus, promptly after the company has consummated a $500 Million Transaction, Dr. Evans or his estate will be entitled to a 2% royalty of the net trade sales of the current assets in the company for 30 years. Outside of this agreement, on January 3, 2020, Dr. Evans was issued additional options to purchase 110,000 shares, at an exercise price of $2.81753 per share, for his continued services to the company.

Dr. Stojanovic is COO of Oncolyze. His current agreement, effective as of July 1, 2021, specifies a term of four years, which will automatically renew for an additional two-year period unless either party gives timely notice of termination. The agreement also requires that Dr. Stojanovic devote 25% of his business time upon the Finance Date, though Dr. Stojanovic has committed at least 25% of his business time since the date of the agreement and intends to continue to do so during the term of his agreement. The agreement also specifies that Dr. Stojanovic is entitled to an annual base salary of $87,500 and a bonus of $12,500 that is deferred until the Finance Date and options to purchase 175,000 shares of Common Stock, at an exercise price of $2.81753 per share, which were granted upon the effective date of the agreement. This option grant was in addition to options granted to purchase 122,000 shares of company Common Stock as compensation for prior consulting services provided by Dr. Stojanovic. Of those 122,000 options, 67,000 options have an exercise price of $5.188 per share, and 55,000 options have an exercise price of $2.81753 per share. Additionally, Dr. Stojanovic is entitled to a bonus of 0.5% of the gross price paid to the company, upon sale by the company in a $500 Million Transaction. Additionally, as a share of revenues bonus, promptly after the company has consummated a $500 Million Transaction, Dr. Stojanovic or his estate will be entitled to a 0.5% royalty of the net trade sales of the current assets in the company for 30 years. See also “Certain Relationships and Related Party Transactions” for additional options owned by affiliates of Dr. Stojanovic.

Dr. Abeles is a director and Chief Corporate Development and Strategy Officer of Oncolyze. His current agreement, most recently amended as of March 2, 2021, specifies a term of five years, which will automatically renew for an additional two-year period unless either party gives timely notice of termination. The agreement also requires that Dr. Abeles devote four days per month upon the Finance Date, though Dr. Abeles has committed at least four days per month since the date of the agreement and intends to continue to do so during the term of his agreement. The agreement provides for an annual base salary of $75,000 (since August 25, 2019) and a bonus of $12,500, both of which are deferred until the Finance Date. For unpaid salary prior to August 25, 2019, Dr. Abeles was issued options to purchase 29,000 shares, at an exercise price of $5.188 per share, and was granted options to purchase an additional 45,000 shares, at an exercise price of $5.188 per share, in recognition for unpaid work for the company since inception. Dr. Abeles was also granted fully vested options to purchase an additional 89,000 shares, at an exercise price of $5.188 per share, upon execution of the agreement. Additionally, Dr. Abeles is entitled to a bonus of 1% of the gross price paid to the company, upon sale by the company in a $500 Million Transaction. Additionally, as a share of revenues bonus, promptly after the company has consummated a $500 Million Transaction, Dr. Abeles or his estate will be entitled to a 1% royalty of the net trade sales of the current assets in the company for 30 years. On January 3, 2020, Dr. Abeles was issued additional options to purchase 22,000 shares, at an exercise price of $2.81753 per share, for his continued services to the company.

Dr. Altstiel is CSO of Oncolyze. His current agreement, effective February 28, 2019, specifies at-will employment, 50% time commitment, an annual base salary of $150,000, which will commence upon a $10 million financing. On February 28, 2019, Dr. Altstiel was issued options to purchase 65,000 shares, at an exercise price of $5.188 per share, as compensation for his consulting work as CSO. On January 3, 2020, Dr. Altstiel was issued additional options to purchase 55,000 shares, at an exercise price of $2.81753 per share, for his continued services to the company.

Ms. Carlin is consulting as CFO of Oncolyze. She is currently employed by Danforth Advisors LLC. Our current consulting agreement with Danforth Advisors LLC, effective June 9, 2021, can be terminated with 30 days’ notice, provides for a time commitment as needed by Oncolyze, and provides for compensation on an hourly basis, as well as options to purchase 15,000 shares of company Common Stock, at an exercise price of $2.81753 per share, which have been granted.

TNG Creative LLC serves as the company’s strategic communications agency. Our current consulting agreement with TNG Creative, effective July 1, 2021, specifies a term of four years, which can be terminated at any time. The agreement provides for a time commitment of up to 20 hours per month, in exchange for options to purchase 150,000 shares of company Common Stock, at an exercise price of $2.81753 per share, which were issued to TNG Creative’s parent company, The Naissos Group LLC. Both Dr. Stojanovic and Mika Stojanovic, wife of Dr. Stojanovic, our COO, serve as Managing Partners of TNG Creative LLC. See “Certain Relationships and Related Party Transactions.”

Dr. Zukiwski is a consultant to Oncolyze. His current agreement, effective March 21, 2019, specifies an initial term of 12 months and 10% commitment of time, in exchange for options to purchase 51,000 shares of Common Stock, at an exercise price of $5.188 per share. Upon the Financing Date, it is the intent of both parties to renegotiate an agreement for Dr. Zukiwski to join as chief medical officer of Oncolyze.

Director and Advisory Board Compensation

Dr. Von Hoff serves as the Director of the Scientific Advisory Board of Oncolyze. His current agreement, most recently renewed as of June 7, 2021, specifies a term of one year, provides for certain advisory responsibilities, and provides for a compensation of $1,500 per month.

All Directors and all Advisory Board members, other than Dr. Von Hoff, have been compensated with equity grants so far. Moving forward, depending on our financial situation, we will determine the appropriate mechanism(s) to employ for compensating Directors and Advisory Board members.

2021 Equity Incentive Plan

Our 2021 Equity Incentive Plan (the “Stock Plan”) was adopted on August 30, 2021 to attract and retain employees, directors and consultants to promote the success of the business. The Stock Plan is administered by our Board of Directors which may determine, among other things, the (a) terms and conditions of any option or stock purchase right granted, including the exercise price and the vesting schedule, (b) persons who are to receive options and stock purchase rights and (c) the number of shares to be subject to each option and stock purchase right. The Stock Plan may also be administered by a special committee, as determined by the Board of Directors.

As of the date of this report, under the Stock Plan, the maximum aggregate number of shares of our Common Stock that may be issued is 3,000,000 shares. As of the date of this report, we have granted 340,000 options pursuant to the Stock Plan, of which 223,829 are vested as of September 30, 2023, and currently have 2,660,000 shares which remain available for grant.

The Stock Plan provides for the grant of (i) “incentive” options (qualified under section 422 of the Internal Revenue Code of 1986, as amended) to employees of our company and (ii) nonstatutory options and restricted stock to employees, directors or consultants of our company. Cashless exercise of options granted under the Incentive Plan is permitted under the Incentive Plan. Generally, options will expire ten years after their date of grant.

Until the Stock Plan terminates, any unpurchased shares of Common Stock underlying all options and stock purchase rights that expire or become unexercisable will become available for future grant or sale under the Stock Plan. The number of shares of our Common Stock underlying each option or stock purchase right, the total number of shares of our Common Stock authorized but as to which no options or stock purchase rights have been granted, and the price per share of Common Stock underlying all outstanding options and stock purchase rights will be proportionately adjusted for any increase or decrease in the number of issued shares of our Common Stock resulting from stock splits, reverse stock splits, stock dividends, combinations or reclassifications of our Common Stock, or any other increase or decrease in the number of issued shares of our Common Stock effected without receipt of consideration by us.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of the date of this Report, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested.

Name and address of beneficial owner (1)	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of class
Steven J. Evans, MD	Common Stock	467,291	1,391,364	19.27%
John Abeles (3)	Common Stock	220,515	1,270,699	15.46%

All current officers and directors as a group (8 people)	Common Stock	687,806	3,398,063	42.37%

(1)	The address for all beneficial owners is the company’s address, 845 UN Plaza, 61b, New York, NY 10017.

(2)	Represents shares issuable upon exercise of vested options and warrants.

(3)	Represents shares owned by Northlea Partners. John Abeles is the manager of the general partner of Northlea Partners and exercises voting control over all shares. Northlea Partners also owns SAFEs and warrants that, assuming the company raises at least $3 million in the Regualtion A Offering, will convert into 70,171 shares of Series A Preferred Stock.

Item 5. Interest of Management and Others in Certain Transactions

The Naissos Group LLC (via its subsidiary TNG Creative LLC) received a payment of $24,000 and 1% option award for building the Oncolyze branding, website, and managing the strategic communications for a period of 2 years. It has been also contracted for $50,000 for the provision of a video and investor website associated with the Regualtion A Offering. During 2023, the Company made payment of $37,950 against this contract and the remaining $12,050 was paid in September 2023. TNG has also received an option to purchase 150,000 shares of common stock in exchange for TNG Creative LLC continuing to act as the Company’s strategic communications agency for a period of four years, effective July 1, 2021.

The Naissos Group LLC is owned by our COO, Aleksander Stojanovic.

In June 2021, the company executed SAFE agreements resulting in gross proceeds of $323,000, of which $100,000 was received from a related party, our director John Abeles. The SAFEs are not mandatorily redeemable, nor do they require the company to repurchase a fixed number of shares. The SAFEs do not bear interest and have no maturity date. All of these SAFEs have conversion terms stipulating conversion pricing at a 33.333% discount (or $2.30 per share) upon the next preferred financing of the company. Assuming the company raises at least $3 million in the Regulation A Offering, the SAFEs will convert post-split into 151,101.20 shares of Series A Preferred Stock and 75,550.60 warrants as described above. The proceeds of this offering were used for general business purposes.

Item 6. Other Information

None.

Item 7.

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

Oncolyze, Inc.

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of Oncolyze, Inc. New York, New York
Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

Opinion

We have audited the financial statements of Oncolyze, Inc. (“the Company”) (a New York corporation), which comprise the balance sheets as of June 30, 2023, and 2022 and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Oncolyze, Inc. as of June 30, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Oncolyze, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Oncolyze, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-2

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Oncolyze, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Oncolyze, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

October 24, 2023

F-3

Oncolyze, Inc.

Balance Sheets

	June 30,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$429,940	$372,720
Total current assets	429,940	372,720
Intangible assets, net	7,786	8,286
Deferred offering costs	–	45,890
Total assets	$437,726	$426,896

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable	$329,096	$261,516
Accounts payable with related parties	20,586	56,237
Deferred compensation	1,908,468	1,370,968
Accrued expenses and other current liabilities	80,057	70,715
Convertible note payable	100,000	100,000
Simple agreement for future equity	223,000	223,000
Simple agreement for future equity with related parties	100,000	100,000
Total current liabilities	2,761,207	2,182,436
Commitments and contingencies (Note 14)	-	-
Stockholders’ deficit:
Convertible preferred stock, $0.001 par value, 20,250,000 shares authorized, 173,260 shares issued and outstanding at June 30, 2023	173	-
Subscription receivable	(29,501)	-
Common stock, $0.001 par value; 29,750,000 and 15,000,000 shares authorized, 1,468,448 and 1,428,964 shares issued and outstanding at June 30, 2023 and 2022, respectively	1,468	1,429
Additional paid-in capital, net of issuance costs	6,255,060	5,797,851
Accumulated deficit	(8,550,681)	(7,554,820)
Total stockholders' deficit	(2,323,481)	(1,755,540)
Total liabilities and stockholders' deficit	$437,726	$426,896

The accompanying notes are an integral part of these financial statements.

F-4

Oncolyze, Inc.

Statements of Operations

	Years Ended June 30,
	2023	2022
Operating expenses:
Research and development	$11,539	$33,223
General and administrative	977,822	1,312,242
Total operating expenses	989,361	1,345,465
Loss from operations	(989,361)	(1,345,465)
Other expense:
Interest and other expense, net	6,500	6,500
Other expense, net	6,500	6,500
Loss before income taxes	(995,861)	(1,351,965)
Provision for income taxes (Note 12)	—	—
Net loss	$(995,861)	$(1,351,965)
Net loss per share, basic and diluted	$(0.68)	$(1.07)
Weighted average common shares outstanding, basic and diluted	1,467,751	1,268,959

The accompanying notes are an integral part of these financial statements.

F-5

Oncolyze, Inc.

Statements of Stockholders’ Deficit

	Convertible Preferred Stock			Common Voting Stock
	Shares	Amount	Subscription Receivable	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance, June 30, 2021	—	$—	$—	1,264,914	$1,265	$5,136,441	$(6,202,855)	$(1,065,149)
Stock-based compensation expense	—	—	—	—	—	368,575	—	368,575
Issuance of common stock, net of issue costs of $132,001	—	—	—	164,050	164	292,835	—	292,999
Net loss	—	—	—	—	—	—	(1,351,965)	(1,351,965)
Balance, June 30, 2022	—	$—	$—	1,428,964	$1,429	$5,797,851	$(7,554,820)	$(1,755,540)
Stock-based compensation expense	—	—	—	—	—	174,437	—	174,437
Issuance of convertible preferred stock, net of issue costs of $332,989	173,260	173	(29,501)	—	—	200,176	—	170,848
Issuance of common stock, net of issue costs of $19,656	—	—	—	39,484	39	82,596	—	82,635
Net loss	—	—	—	—	—	—	(995,861)	(995,861)
Balance, June 30, 2023	173,260	$173	$(29,501)	1,468,448	$1,468	$6,255,060	$(8,550,681)	$(2,323,481)

The accompanying notes are an integral part of these financial statements.

F-6

Oncolyze, Inc.

Statements of Cash Flows

	Years Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(995,861)	$(1,351,965)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	500	500
Stock-based compensation expense	174,437	368,575
Changes in operating assets and liabilities:
Deferred offering costs	45,890	14,110
Accounts payable	67,580	184,660
Accounts payable, related party	(35,651)	56,237
Accrued expenses	(1,325)	(16,739)
Deferred compensation	537,500	537,500
Net cash used in operating activities	(206,930)	(207,122)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	181,515	—
Proceeds from issuance of common stock, net of issuance costs	82,635	292,999
Net cash provided by financing activities	264,150	292,999
Increase in cash and cash equivalents	57,220	85,877
Cash and cash equivalents, beginning of period	372,720	286,843
Cash and cash equivalents, end of period	$429,940	$372,720

Supplemental Disclosure:
Issuance costs included in accrued expenses	$10,667	$—
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

The accompanying notes are an integral part of these financial statements.

F-7

Oncolyze, Inc.

Notes to Financial Statements

1. Nature of the business

Oncolyze, Inc., (the “Company”) was incorporated in the state of Delaware on July 29, 2011. The Company is a late-preclinical stage biotechnology company focused on developing a new drug known as OM-301 for the treatment of acute myelogenous leukemia (“AML”), multiple myeloma (“MM”), colon cancer, and multiple other hematologic and solid cancers. OM-301 has a novel and unique mechanism of action, causing the formation of pores (holes) on the surface of cancer cells. Instead of killing cancer cells by inducing apoptosis (programmed cell death) as most existing anti-cancer medicines, OM-301 kills cancer cells by a rapid mechanism known as “lysis” (cell bursting). In January 2022, the Company announced it received United States Food and Drug Administration (“FDA”) Orphan Drug Designation for OM-301 for the treatment of AML.

The Company is subject to risks common to companies in the therapeutic industry, including, but not limited to, risks related to the successful development and commercialization of product candidates, fluctuations in operating results and financial risks, the ability to successfully raise additional funds when needed, protection of proprietary rights and patent risks, patent litigation, compliance with government regulations, dependence on key personnel and prospective collaborative partners, and competition from competing products in the marketplace.

The Company’s product candidates are in development and will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales. The Company operates in an environment of rapid change in technology and is dependent upon the services of its employees and consultants.

Liquidity

As of June 30, 2023, the Company had $429,940 of cash and cash equivalents. The Company has primarily financed its operations through the sale of common stock, warrants, a convertible note payable, and Simple Agreements for Future Equity (“SAFEs”), a portion of which has been raised from related party entities. The Company has experienced negative cash flows from operations since inception, including net losses of $995,861 and $1,351,965 for the years ended June 30, 2023 and 2022, respectively. In addition, as of June 30, 2023, the Company had an accumulated deficit of $8,550,681. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future. As of June 30, 2023, the Company expects its existing cash and cash equivalents will not be sufficient to fund its operating expenses and capital expenditure requirements for at least the next year following the date that the financial statements are available to be issued.

In July 2022, the Company issued and sold 39,484 shares of common stock at an offering price of approximately $2.59 per share and issued 59,837 warrants at a weighted average price of $3.02 per share of common stock in an exempt private placement under Securities and Exchange Commission Regulation D. Net proceeds to the Company from this offering during the year ended June 30, 2023 were $82,635 after deducting placement agent fees and offering costs of $19,656. In May 2023, the Company issued 173,260 shares of Series A Preferred Stock at a price of $3.14 per share for gross proceeds of $533,338 in an exempt offering under Securities and Exchange Commission Regulation A (the “Reg A Offering”). The Company incurred $332,989 of issue costs in connection with the Reg A Offering. Issue costs include $10,667, or 2% of gross proceeds received to date, which represents the value of 3,323 shares of Series A Preferred Stock to be issued to the broker upon conclusion of Reg A Offering. In addition, the Company has recognized a subscription receivable of $29,501 resulting in net proceeds of $170,848 received from this offering during the year ended June 30, 2023.

F-8

The Company will need to obtain additional funding whether through collaboration agreements, private or public equity or debt offerings or a combination thereof, and such additional funding may not be available on terms the Company finds acceptable. If the Company is unable to obtain sufficient capital to continue to advance its programs, the Company would be forced to delay, reduce, or eliminate its research and development programs and any future commercialization efforts. Accordingly, substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements were prepared using generally accepted accounting principles in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative accounting principles found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

On February 10, 2023, the Company effected a 1,000-for-1 split of the Company’s issued and outstanding shares of common stock, par value $0.001 per share (Common Stock). Upon the effectiveness of stock split: (a) all shares of outstanding Common Stock were adjusted, (b) the number of shares of Common Stock for which each outstanding option to purchase common stock is exercisable was adjusted, (c) the exercise price of each outstanding option to purchase common stock was adjusted, (d) the number of shares of Common Stock for which each outstanding warrant to purchase common stock is exercisable was adjusted and (e) the exercise price of each outstanding warrant to purchase common stock was adjusted. All of the outstanding Common Stock share numbers (including shares of Common Stock subject to the Company’s options), share prices, exercise prices and per share amounts contained in the financial statements have been retroactively adjusted in the financial statements to reflect this stock split for all periods presented. The par value per share and the authorized number of shares of Common Stock were not adjusted as a result of the stock split.

Segment information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer (“CEO”). The Company has determined that it operates as a single operating segment and has one reportable segment.

Use of estimates

The preparation of financial statements in accordance with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates contained within these financial statements include, but are not limited to, the estimated fair value of the Company’s common stock and convertible note payable, SAFEs, warrant liabilities, stock-based compensation expense, and the income tax valuation allowance. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in facts and circumstances. Actual results may differ materially from those estimates or assumptions.

F-9

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of initial purchase to be cash equivalents. The Company maintains its cash and cash equivalents with financial institutions, in which balances from time to time may exceed the federally insured limits. The objectives of the Company’s cash management policy are to safeguard and preserve funds to maintain liquidity sufficient to meet the Company’s cash flow requirements, and to attain a market rate of return.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash equivalents are occasionally invested in certificates of deposit. The Company maintains its cash balances with high-quality and accredited financial institutions and accordingly, such funds are not exposed to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives of 5 to 25 years and reviewed for impairment whenever circumstances indicate that the carrying value of these assets may not be recoverable. Intangible assets of the Company consist of a license agreement dated November 7, 2018 and amended on April 28, 2020 pertaining to an issued patent and a pending continuation patent application acquired from a third party and are stated at cost, less accumulated amortization. The estimated useful life of the license agreement is 20 years.

Deferred offering costs

The Company capitalized certain legal, audit, accounting and other third-party fees that are directly associated with an in-process capital financing effort as deferred offering costs until such financing is consummated. After consummation of the financing, these costs will be recorded as a reduction of additional paid-in capital generated as a result of the financing. Should the financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expense in the statements of operations. During 2023, the Company closed its first round of this capital financing and the deferred offering costs were recorded as a reduction of proceeds from the sale of Series A Preferred Stock. As of June 30, 2022, the Company recorded deferred offering costs of $45,890.

Fair value measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 – Quoted prices in active markets that are identical assets or liabilities.

Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

F-10

Convertible note payable

In April 2020, the Company issued a convertible note payable to CATO BioVentures. The Company accounts for the convertible note payable at fair value in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). The Company has elected to separate interest expense from the full change in fair value of the convertible note. Debt issuance costs incurred by the Company in connection with this note payable were immaterial and expensed in the statement of operations when incurred.

Research and development

Research and development expenses include employee related costs, consulting, contract research, depreciation, rent, stock-based compensation expense, and other corporate costs attributable to research and development activities and are expensed as incurred.

The Company has entered into various research, development and manufacturing contracts, some of which are with related parties (Note 15). These agreements are generally cancelable by either party, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or trials, including the phase or completion of events, invoices received and contracted costs. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent costs

Patent-related costs incurred in connection with filing and prosecuting patent applications to operations are expensed as incurred due to the uncertainty relating to the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-based compensation expense

The Company measures all stock-based awards granted to employees, directors, and non-employees based on the fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's service payments are classified.

The fair value of each option grant and warrant is estimated on the date of grant using the Black-Scholes option pricing model (“Black-Scholes”), which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends (Note 10). The Company is a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

F-11

Income taxes

The Company accounts for income taxes according to the ASC 740, Income Taxes (“ASC 740”) using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. In evaluating its ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including projected future taxable income, prudent and feasible tax planning strategies, and recent financial operations.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. To the extent the Company determines that such tax provisions will not be sustained, the provision for income taxes would include the effects of any resulting income tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net loss per share

Basic net income per share is computed by dividing net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during each period. Net loss per share assuming dilution considers the dilutive effect of outstanding stock options and other stock awards based on the treasury stock method. The treasury stock method assumes the use of exercise proceeds to repurchase common stock at the average fair market value in the period. For purpose of this calculation, outstanding convertible preferred stock, options and unvested restricted stock are considered potential dilutive common stock and are excluded from the computation of net loss per share as their effect is anti-dilutive.

Accounting pronouncements not yet adopted

On August 5, 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments remove certain separation models for convertible debt instruments and convertible preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. The ASU also amends the derivative scope exception guidance for contracts in an entity’s own equity. The amendments remove three settlement conditions that are required for equity contracts to qualify for the derivative scope exception. In addition to the above, the ASU expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations that are impacted by the amendments. The new standard is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact this standard may have on its financial statements.

3. Intangible assets

Intangible assets, net consisted of the following:

	June 30,
	2023	2022
License agreement	$10,000	$10,000
Less: accumulated amortization	(2,214)	(1,714)
Intangible assets, net	$7,786	$8,286

Amortization expense for the years ended June 30, 2023 and 2022 was $500 for each year.

F-12

4. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	June 30,
	2023	2022
Accrued external research and development	$26,453	$52,343
Accrued interest	19,101	13,101
Accrued professional services and other	23,836	5,271
Accrued commission liability	10,667	–
Accrued expenses and other current liabilities	$80,057	$70,715

5. Other liabilities

Other liabilities consisted of the following:

	June 30,
	2023	2022
Deferred compensation	$1,908,468	$1,370,968
Total other liabilities	$1,908,468	$1,370,968

6. Convertible Note

In April 2020, the Company entered into a convertible note agreement with CATO BioVentures in the amount of $100,000. The Convertible Note (“Note”) bears simple interest at an annual rate of 6%. All unpaid principal, together with the accrued interest thereon, for the Convertible Note is payable upon the event of default or upon the extended maturity, which was April 21, 2023. In July 2023, the Convertible Note was extended to December 31, 2023 (See Note 16). The Convertible Note contains several provisions addressing automatic and optional conversion, events of default, and prepayment provisions and cannot be assigned, transferred, or negotiated to any person without the prior written consent of the Company.

Key provisions of the Convertible Note are as follows:

Qualified Financing—Upon the closing of a Qualified Financing, the principal amount of the Note, and any accrued but unpaid interest thereon, shall be converted into that number of shares of common stock as determined by dividing the outstanding principal amount of the Note, plus any accrued but unpaid interest thereon, by eighty percent (80%) of the price per share of common stock paid on the closing of the Qualified Financing; provided, however, that the price per share of common stock into which the Note converts shall not exceed a price per share based on the Company’s pre-money valuation.

Change in Control—If there is a Change of Control prior to conversion of the Note and the maturity date, the outstanding principal amount of the Note and any accrued but unpaid interest thereon shall be converted into shares of common stock at a price per share based on the pre-money valuation of the Company immediately prior to the closing of such Change of Control.

Maturity—If (i) a Qualified Financing does not occur on or before the maturity date, or (ii) a Change in Control occurs while any principal or accrued interest remain outstanding under the Note, upon the election of the Holder, the principal amount of the Note, plus any accrued but unpaid interest thereon, shall be converted into fully paid and non-assessable shares of Common Stock at a price per share equal to the price obtained by dividing (x) ten million dollars ($10,000,000) by (y) the Company’s fully diluted capitalization.

During each of the years ended June 30, 2023 and 2022, the Company recognized interest expense of $6,000 related to the Convertible Note.

F-13

The following table shows the activity of the Convertible Note:

	Convertible Note
	Principle Amount Payable	Change in Fair Value	Accrued Interest	Balance
June 30, 2021	$100,000	—	$7,101	$107,101
Additions	—	—	6,000	6,000
June 30, 2022	$100,000	$—	$13,101	$113,101
Additions	—	—	6,000	6,000
June 30, 2023	$100,000	$—	$19,101	$119,101

7. Simple Agreement for Future Equity

In June 2021, the Company executed SAFE arrangements resulting in gross proceeds of $323,000, of which $100,000 was received from a related party (Note 15). The SAFEs are not mandatorily redeemable, nor do they require the Company to repurchase a fixed number of shares. The Company determined that the SAFEs contain a liquidity event provision that embodies an obligation indexed to the fair value of the Company’s equity shares and could require the Company to settle the SAFE obligation by transferring assets or cash. For this reason, the Company records the SAFEs as a liability under ASC 480 as required under ASC 815, Derivatives and Hedging. Upon conversion into preferred shares, it is expected that the preferred shares will be classified as temporary equity. Fair value of the SAFEs was determined to approximate book value at June 30, 2023.

Key provisions of the SAFEs are as follows:

Equity Financing—Upon initial closing of a qualified financing of at least $3.0 million, the SAFE will automatically convert into the greater of (1) the number of shares of SAFE preferred stock equal to the Purchase Amount divided by the Conversion Price, defined as (a) the SAFE Price, or (b) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock. The Discount Price is defined as the price per share of the Standard Preferred Stock sold in a qualified financing, multiplied by the Discount Rate, or 66.6667%.

Liquidity Event—If there is a Liquidity Event before the expiration or termination of the SAFE, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution Event—If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

Termination—This instrument will expire and terminate upon either (i) the issuance of stock to the Investor pursuant to the automatic conversion provisions of the SAFE, or (ii) the payment, or setting aside for payment, of amounts due to the Investor.

8. Convertible Preferred Stock

Pursuant to the Certificate of Amendment of Certificate of Incorporation filed in February 2023, the Company is authorized to issue 20,250,000 shares of Preferred Stock (“Convertible Preferred Stock’), of which 6,000,000 shares are designated as Series A Preferred Stock and 14,250,000 shares are designated as Series A-1 Preferred Stock.

F-14

The holders of the Convertible Preferred Stock have various rights, preferences and privileges as follows:

Dividends

The holders of shares of Convertible Preferred Stock shall be entitled to receive prior or simultaneously to any declaration or payment of any dividend of any other class or series of capital stock (other than dividends on shares of common stock payable in shares of common stock), a dividend on each outstanding shares of Convertible Preferred Stock in the amount equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Convertible Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Convertible Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Convertible Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the original issue price of $3.21 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization.

Voting Rights

Each holder of outstanding shares of Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Convertible Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Liquidation

The holders of Convertible Preferred Stock then outstanding shall be entitled to be paid (a) out of the consideration payable to stockholders in the event of a merger or consolidation involving the Company or a subsidiary or on the sale, lease, transfer, exclusive license or other disposition by the Company or a subsidiary of all or substantially all assets of the Company and its subsidiaries taken as a whole, or (b) out of the available assets of the Company available for distribution to its stockholders in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Convertible Preferred Stock then outstanding shall be entitled to be paid, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to such event. If upon any such event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of the outstanding shares of Convertible Preferred Stock the full amount to which they shall be entitled, the holders of shares of Convertible Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Optional Conversion Rights

Each share of Convertible Preferred Stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issuance price by the conversion price in effect at the time of conversion. The respective applicable conversion prices for the Convertible Preferred Stock is subject to adjustment upon any future stock split, stock dividend, combination, adjustment for merger or reorganization or similar event affecting the Preferred Stock or any series thereof. Such applicable conversion prices for the Convertible Preferred Stock and the rate at which the Convertible Preferred Stock may be converted into shares of common stock, shall be subject to adjustment as provided.

Mandatory Conversion Rights

Each share of Convertible Preferred Stock automatically converts into the number of shares of common stock determined in accordance with the conversion rate upon either: (a) the closing of the sale of shares of common stock to the public at a price of at least $10 per share resulting in at least $20,000,000 of proceeds, or (b) written consent of a majority of the holders of the then outstanding shares of Convertible Preferred Stock.

F-15

Anti-Dilution

Holders of Convertible Preferred Stock are afforded certain anti-dilution protection with respect to corporate events such as stock splits and recapitalizations, as well as rights to future stock issuances.

Redemption

The Company’s Convertible Preferred Stock is not redeemable but does contain deemed liquidation rights in the event of a merger or consolidation involving the Company or a subsidiary or on the sale, lease, transfer, exclusive license or other disposition by the Company or a subsidiary of all or substantially all assets of the Company, and unless otherwise by a requisite of holders of the Convertible Preferred Stock.

9. Common stock

Pursuant to the Certificate of Amendment of Certificate of Incorporation filed in May 2019, the Company was authorized to issue a total of 15,000,000 shares of common stock. In February 2023, the Company’s Certificate of Incorporation was further amended to authorize the issuance of 29,750,000 shares of common stock with a par value of $0.001.

The Company has reserved shares of common stock for issuance for the following purposes at June 30, 2023:

Options issued and outstanding	1,352,000
Options available for future grants	2,660,000
Exercise of warrants to purchase shares of common stock	3,562,688
Convertible preferred stock issued and outstanding	173,260
7,747,948

In addition to the above, the Company has a Convertible Note outstanding at June 30, 2023 and 2022. The Convertible Note is convertible into common shares or payable in the future and at amounts based on certain events as described in the Convertible Note agreement.

Voting

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders.

Dividends

Common stockholders are entitled to receive dividends, as may be declared by the board of directors. No cash dividends were declared or paid during the years ended June 30, 2023 or 2022.

10. Equity incentive plan

In August 2021, the Company adopted its 2021 Share Option and Grant Plan (the “Option Plan”), which provides for the Company the ability to grant qualified incentive options, nonqualified options, and restricted stock awards to employees and non-employees to purchase the Company’s common stock. The Option Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors.

The maximum number of shares of common stock that can be issued is 3,000,000 shares as of June 30, 2023. As of June 30, 2023, 2,660,000 shares were available for future grant. Shares that are expired, terminated, surrendered, or canceled under the Option Plan without having been fully exercised will be available for future awards.

F-16

The exercise price for incentive options is determined at the discretion of the board of directors. All incentive options granted to any person possessing less than 10% of the total voting power of all classes of stock may not have an exercise price of less than 100% of the fair market value of the common stock on the grant date. All incentive options granted to any person possessing more than 10% of the total voting power of all classes of stock may not have an exercise price of less than 110% of the fair market value of the common stock on the grant date. The option term for incentive awards may not be greater than ten years from the date of the grant. Incentive options granted to persons possessing more than 10% of the total voting power of all classes of stock may not have an option term of greater than five years from the date of the grant. The vesting period for equity-based awards is determined at the discretion of the board of directors.

Option valuation

The weighted average assumptions used to determine the fair value of stock options granted were as follows:

	Years Ended June 30,
	2023	2022
Risk-free interest rate	—	1.07%
Expected term (in years)	—	6.02
Expected volatility	—	80.89%
Expected dividend yield	—	0%

Stock options

The following table summarizes stock option activity for the years ended June 30, 2023 and 2022:

	Number of Stock Options Outstanding	Weighted Price per Share	Weighted Contractual Term	Aggregate Intrinsic Value
			(in years)
Balance at June 30, 2021	1,073,000	$4.20
Granted	325,000	2.82
Canceled	(46,000)	3.64
Balance at June 30, 2022	1,352,000	$3.95
Granted	—	-
Canceled	—	-
Balance at June 30, 2023	1,352,000	$3.95	6.0	$93,264
Options exercisable at June 30, 2023	1,219,233	$4.08	5.8	$93,264

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the common stock for those options that had exercise prices lower than the fair value of the common stock. The Company has an aggregate $257,285 of gross unrecognized stock-based compensation expense remaining as of June 30, 2023 to be amortized over a weighted average period of 2.0 years.

The total fair value of options vested during the year ended June 30, 2023 was $138,446.

Stock-based compensation expense

The Company recorded stock-based compensation expense in the following expense categories in the accompanying statements of operations:

	Years Ended June 30,
	2023	2022
Research and development	$7,401	$33,223
General and administrative	167,036	335,352
Total stock-based compensation expense	$174,437	$368,575

F-17

11. Warrants

The following table summarizes common stock warrant activity for the years ended June 30, 2023 and 2022:

Number of Warrants Outstanding
Balance at June 30, 2021	3,392,360
Granted	164,051
Exercised	—
Forfeited	(32,000)
Balance at June 30, 2022	3,524,411
Granted	59,837
Exercised	—
Forfeited	(21,560)
Balance at June 30, 2023	3,562,688

As of June 30, 2023, the Company had the following potentially issuable shares of common stock related to unexercised warrants outstanding:

	Number of Warrants Outstanding	Weighted Average Exercise Price	Expiration Date	Classification
2014 Warrants	193,107	$15.56	Jun-2024	Equity
2016 Warrants	116,800	$—	Jun-2026	Equity
2018 Warrants	28,913	$15.56	May-2024	Equity
2019 Warrants	2,999,980	$6.42	(1)	Equity
2022 Warrants	164,051	$4.70	Jun-2027	Equity
2023 Warrants	59,837	$3.98	Jul-2027	Equity

(1)	Ten years from closing date of Series A financing

The exercise price and the number of shares are subject to adjustment upon a merger event, reclassification of the shares of common stock, subdivision or combination of the shares of common stock or certain dividends payments. The Company determined that the warrants should be equity-classified for all periods presented.

12. Income taxes

During the years ended June 30, 2023 and 2022, the Company recorded no current or deferred income tax expense or benefit as the Company has incurred losses since inception and has provided a full valuation allowance against its deferred tax assets.

A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended June 30, 2023 and 2022:

	Years Ended June 30,
	2023	2022
U.S. federal statutory income tax rate	21.0%	21.0%
State and local taxes, net of federal benefit	5.1%	3.7%
Other	0.0%	(5.9)%
Change in valuation allowance	(26.1)%	(18.8)%
Effective income tax rate	0.0%	0.0%

F-18

The Company’s deferred tax assets at June 30, 2023 and 2022, consist of the following:

	June 30,
	2022	2022
Deferred tax assets:
Net operating losses	$809,429	$605,961
Stock based compensation expense	397,764	352,175
Accruals	15,931	15,057
Capitalized research and development	10,173	–
Other	1,295	1,152
Deferred tax assets	1,234,592	974,345
Valuation allowance	(1,234,592)	(974,345)
Net deferred tax assets	$—	$—

As of June 30, 2023, the Company had federal net operating loss carryforwards of $2,797,000, which have no expiration date and can be carried forward indefinitely. As of June 30, 2022, the Company had federal net operating loss carryforwards of $2,024,000, which have no expiration date and can be carried forward indefinitely.

In assessing the realizability of the net deferred tax assets, the Company considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. Management believes that it is more likely than not that the Company’s deferred income tax assets will not be realized. As such, there is a full valuation allowance against the net deferred tax assets as of June 30, 2023 and 2022. The valuation allowance increased by $260,000 during the year ended June 30, 2023 and $254,000 during the year ended June 30, 2022 primarily as a result of net operating losses generated during the periods. The Company reevaluates the positive and negative evidence at each reporting period.

Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service (“IRS”) and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company’s value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not conducted a study to determine if any such changes have occurred that could limit its ability to use the net operating loss and tax credit carryforwards.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief and Economic Security ("CARES") Act, which, along with earlier issued IRS guidance, contains numerous provisions that may benefit the Company, including the deferral of certain taxes. There is no material impact to the Company. The Company will continue to assess the effect of the CARES Act and ongoing government guidance related to COVID-19 as it is issued.

The Company has not recorded any reserves for uncertain tax positions as of June 30, 2023 and 2022.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from inception to the present. To the extent the Company utilizes any tax attributes from a tax period that may otherwise be closed due to statute expiration, the IRS, state tax authorities, or other governing parties may still adjust the tax attributes upon their examination of the future period in which the attribute was utilized.

F-19

13. Net loss per share

The Company’s potentially dilutive securities, which include options, warrants, and a convertible note payable, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Years Ended June 30,
	2022	2022
Options to purchase common stock	4,012,000	4,058,000
Warrants to purchase shares of common stock	3,562,688	3,524,411
Convertible preferred stock	173,260	–
	7,747,948	7,582,411

In addition to the above, the Company has excluded common shares from the assumed conversion of the Convertible Note outstanding at June 30, 2023 and 2022 from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect. The Convertible Note is convertible into common shares or payable in the future and at amounts based on certain events as described in the Convertible Note agreements.

14. Commitments and contingencies

Contractual obligations

In November 2018, the Company in-licensed a new molecule from the owner of an issued patent (“patent issuer”) for a potential future product candidate (“the License”). Under the License, the Company will pay the patent issuer an earned royalty of two percent (2%) of the first ten million dollars ($10.0 million) of annual US Net Sales of Licensed Products and three (3%) percent of annual US Net Sales above ten million dollars ($10.0 million), where one or more Valid Claims reads on the manufacture, use, or sale of such Licensed Products. For Licensed Products that are not covered by a Valid Claim, earned royalties shall be due for Net Sales of such Licensed Product at 50% of the royalty rate that would apply if the Net Sales of such Licensed Product were covered by a Valid Claim and had occurred in the United States.

In June 2023, the Company entered into an agreement with a financial advisor, on a best efforts basis, for a proposed offering of up to $15,000,000 in equity capital. The agreement expires on December 31, 2023. Cash consideration consists of up-front and monthly payments of up to $20,000, cash fees equal to 7% of the dollar amount received by the Company through an equity capital raising, cash fees equal to 2% of the dollar amount received by the Company though a debt capital raising and cash fees equal to 2% of the total consideration received by the Company in any transaction involving a change of control. In addition, the Company shall grant to the financial advisor common stock purchase warrants covering 8% of the total number of shares being sold or issued in a proposed offering exercisable at a price equal to 125% of the offering price of the proposed offering and shall be exercisable for a period beginning six months after closing of a proposed offering and ending five years after the closing of a proposed offering. Also, for a period of six months, the Company shall grant $12,500 worth of common stock purchase warrants for each month at a price equal to the Company’s next round of equity financing that raises at least $1,000,000, excluding the current Reg A offering. The issuance and pricing of these warrants will be finalized by December 31, 2023 and will expire five years after issuance.

The Company intends to enter into agreements with contract research organizations (“CROs”) to conduct clinical trials and preclinical studies. Contracts with CROs are generally cancellable, with notice, at the Company’s option.

F-20

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to employees, consultants, vendors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amounts of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of June 30, 2023 or 2022.

Legal proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. As of June 30, 2023 and 2022, the Company was not a party to any material legal matters or claims.

15. Related party transactions

In June 2021, the Company entered into a $100,000 SAFE arrangement with a member of management. Since the related party SAFE is on the same terms and conditions as the SAFEs issued to unrelated parties, the Company determined this was an arm’s length transaction at fair market value (See Note 7).

A consultant of the Company was appointed Chief Operating Officer (“COO”) effective July 1, 2021. The COO is an owner of The Naissos Group LLC (“TNG”) and its wholly-owned subsidiary, TNG Creative LLC, a consulting firm specializing in the life sciences industry. TNG Creative, LLC has provided services to the Company under favorable terms for more than two years. In 2021, TNG received a payment of $24,000 and an option to purchase 54,000 shares of common stock of the Company for delivering the Oncolyze brand package, corporate website, and managing the strategic communications for a period of two years. In 2022, the Company has also executed a contract with TNG Creative, LLC for $50,000 for the development of a promotional video and an investor landing page associated with the Company’s planned financing efforts. During 2023, the Company made payment of $37,950 against this contract. TNG has also received an option to purchase 150,000 shares of common stock in exchange for TNG Creative LLC continuing to act as the Company’s strategic communications agency for a period of four years, effective July 1, 2021.

16. Subsequent events

The Company has evaluated subsequent events through October 24, 2023 and has concluded that no events or transactions have occurred that require disclosure in the accompanying combined financial statements, except as follows:

Extension of Maturity Date of Convertible Note Payable

In July 2023, the Company entered into an agreement with CATO BioVentures to extend the $100,000 Convertible Note maturity date from April 21, 2023 to December 31, 2023.

Additional Closing in the Reg A Offering

In July 2023, the Company issued 68,189 shares of Series A Preferred Stock at a price of $3.12 per share for gross proceeds of $218,887. The Company incurred $16,821 of issue costs in connection with this sale. In addition, the Company has recognized a subscription receivable of $12,124 resulting in net proceeds of $189,942 received by the Company.

F-21

Item 8. Index to Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*
2.2	Bylaws*
4	Form of Subscription Agreement*
6.1	Posting Agreement with StartEngine*
6.2	Employment agreement of Steven J. Evans, MD*
6.3	Employment Agreement of John Abeles*
6.4	Employment Agreement Aleksander Stojanovic*
6.5	Employment Agreement Larry Altstiel*
6.6	Consulting Agreement of Danforth Advisors LLC*
6.7	2021 Equity Incentive Plan*
8.1	Form of Escrow Agreement*

* Filed as an exhibit to the Oncolyze, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11890) and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of New York, NY on October 26, 2023.

Oncolyze, Inc.

By:	Steven J. Evans /s/
Steven J. Evans, Chief Executive Officer and Director October 26, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	Barbara A. Carlin /s/
Barbara A. Carlin, Consulting Chief Financial Officer and Principal Accounting Officer
October 26, 2023

By:	John Abeles /s/
John Abeles, Director
October 26, 2023

By:	Rosemary Mazanet /s/
Rosemary Mazanet. Director
October 26, 2023

By:	Alexander Zukiwski /s/
Alexander Zukiwski, Director
October 26, 2023